LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2002


03056705



Financial Highlights

	2002	2001	2000
Revenues	**$ 241,805,000**	$ 374,161,000	$ 493,408,000
Net securities gains (losses)	**$ (37,066,000)**	$ 28,450,000	$ 124,964,000
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**$ (41,525,000)**	$ 73,082,000	$ 201,303,000
Income tax provision (benefit)	**$ (144,865,000)**	$ (11,341,000)	$ 68,216,000
Minority expense of trust preferred securities, net of taxes	**$ (5,521,000)**	$ (5,521,000)	$ (5,521,000)
Equity in income (losses) of associated companies, net of taxes	**$ 54,712,000**	$ (15,974,000)	$ 19,040,000
Income from continuing operations	**$ 152,531,000**	$ 62,928,000	$ 146,606,000
Income (loss) from discontinued operations, net of taxes	**$ 4,580,000**	$ (39,742,000)	$ (30,598,000)
Gain (loss) on disposal of discontinued operations, net of taxes	**$ 4,512,000**	$ (31,105,000)	$ –
Income (loss) before cumulative effect of a change in accounting principle	**$ 161,623,000**	$ (7,919,000)	$ 116,008,000
Cumulative effect of a change in accounting principle	**$ –**	$ 411,000	$ –
Net income (loss)	**$ 161,623,000**	$ (7,508,000)	$ 116,008,000
Earnings (loss) per common share:			
Basic: Income from continuing operations	**$ 2.74**	$ 1.13	$ 2.64
Income (loss) from discontinued operations	**$ .08**	$ (.72)	$ (.55)
Gain (loss) on disposal of discontinued operations	**$ .08**	$ (.56)	$ –
Cumulative effect of a change in accounting principle	**$ –**	$ .01	$ –
Net income (loss)	**$ 2.90**	$ (.14)	$ 2.09
Diluted: Income from continuing operations	**$ 2.72**	$ 1.13	$ 2.64
Income (loss) from discontinued operations	**$ .08**	$ (.72)	$ (.55)
Gain (loss) on disposal of discontinued operations	**$ .08**	$ (.56)	$ –
Cumulative effect of a change in accounting principle	**$ –**	$ .01	$ –
Net income (loss)	**$ 2.88**	$ (.14)	$ 2.09
Total assets	**$ 2,541,778,000**	$ 2,469,087,000	$ 2,417,783,000
Cash and investments	**$ 1,043,471,000**	$ 1,080,271,000	$ 998,892,000
Common shareholders' equity	**$ 1,534,525,000**	$ 1,195,453,000	$ 1,204,241,000
Book value per common share	**$ 25.74**	$ 21.61	$ 21.78
Cash dividends per common share	**$ .25**	$ .25	$ .25

Letter from the Chairman and President

To Our Shareholders

In 2002, Leucadia reported $161.6 million in after tax income or $2.88 per fully diluted share, which is a 10.5% return on ending equity. This return is slightly distorted by $150 million which was added to equity from the sale of stock late in the year, about which more later.

Since 1998 we have been the shrinking Leucadia, with assets of $2.9 billion at the end of 1998 and $2.5 billion at the end of 2002. Most of this decrease came as the result of sales of companies or earning assets to others who wanted them more than we. In retrospect, these were well-timed sales, achieved without payment of substantial taxes (more about that later), but leaving us with a few operating businesses, a number of investments in what we call "associated companies," a considerable cash and investment balance and, unfortunately, few opportunities, until recently. The various investments we did make have worked out pretty well and shareholders' equity has grown from $1.12 billion at the end of 1999 to $1.39 billion[1] at the end of 2002. This return is not too bad when compared with a return on an investment in the S&P 500, which peaked in early 2000 and has had three down years since then, not to mention the NASDAQ 100, which is down 73% over the same period. While we feel badly for the individual investors who suffered from the bursting of the bubble, we applaud these declines as they may indicate that rationality is returning to the investment world.

Before going on to a detailed review of the year with its successes, failures, opportunities and risks, this chart[2] shows the reader how we think about our year end assets and liabilities (in millions).

Assets		Liabilities and Net Worth	
Subsidiary Operating Companies	$ 347.1	Corporate Debt and TRUPS	$ 288.4
Associated Companies	$ 665.5	Other Corporate, net	$ 65.9
Corporate Cash and Investments	$ 876.2	Net Worth	$ 1,534.5

We have never spent much time worrying about our income statement. For the most part, it is indecipherable anyway given the arcane and constantly changing rules of GAAP. It seems many accountants have been spending all of their time writing new rules. In the future, we hope they will give as much effort to auditing to make sure their clients are not crooks and that their financial statements actually comply with the rules.

We follow our own few rules. First, don't overpay. Second, don't overstate earnings or the balance sheet. Third, pay as little tax as the law allows. Fourth, don't break the rules. Following these principles has led to satisfactory growth in shareholders' equity and peace of mind.

Bermuda

We didn't go to Bermuda—not for the lack of trying, but because our stock price was too high and tax costs unbearable. The shareholder resolution approving the move to Bermuda was approved resoundingly and remains in effect until the 2005 shareholder meeting.

[1] This number excludes the $150 million in new equity, which we raised by selling stock in December 2002.

[2] These are unconsolidated figures on an equity method basis rather than the consolidated numbers that you can see on our audited year end balance sheet. The SEC says we can't report these to you without presenting at the same time the most directly comparable GAAP measures. So "Subsidiary Operating Companies" represents $820.2 million of assets net of $473.1 million of liabilities and "Other Corporate, net" represents $80.1 million of assets net of $146 million of liabilities on our consolidated balance sheet.

Banking and Lending

Leucadia's banking and lending operations are principally conducted through American Investment Bank, N.A. (AIB), a national bank subsidiary, and American Investment Financial (AIF), a Utah industrial loan corporation. The FDIC insures the deposits of both AIB and AIF. Together, AIB and AIF had deposits of $392.9 million at December 31, 2002. Consolidated loans of the two entities at December 31, 2002, were $373.6 million. At December 31, 2002, 55% were loans to individuals generally collateralized by automobiles; 38% were loans to individuals, substantially all of which were collateralized by real or personal property; 4% were loans to small businesses; and 3% were unsecured loans. Most of the individuals are considered by us and our regulators to be "sub-prime borrowers," which means they either don't pay their bills on time or have too much debt.

Though profitable for many years, in September of 2001, in response to negative trends in delinquencies and losses, AIB exited its largest market segment, sub-prime auto. It was the right decision. During 2002, we witnessed the struggling economy push losses to extremely high levels in that portfolio. In response, we increased our loan loss reserve by $10 million in September 2002 and believe that we are adequately reserved for losses. The Bank remains very well capitalized.

In 2002, the same troubling trends we saw in auto appeared in the rest of our portfolios. Given these trends and the fact that we do not see any signs of a recovering economy, we have decided to take a break from consumer lending. The possible rewards of lending to consumers do not justify to us the current levels of risk—at least at this time.

With no lending activities, our primary focus is on servicing or selling our existing loan assets and efficiently winding down our consumer-based operations. While we continue to search for opportunities to leverage our banking charters, we will not sacrifice profitability for the honor of owning a national bank or the privilege of borrowing with the full faith and credit of Uncle Sam.

Our regulators are very concerned about all sub-prime institutions and, not withstanding our good intentions by exiting these businesses, they insisted we sign an agreement memorializing our exit from the sub-prime market.

Manufacturing

Conwed Plastics is a leading manufacturer of proprietary lightweight plastic netting used for a variety of purposes including construction, agriculture, packaging, carpet padding, filtration and consumer products. The products are primarily used to add strength to other materials, as in carpet padding, or to act as a barrier, as in warning fences, or as crop protection from birds. Conwed's netting is engineered into thousands of other manufacturers' products.

Conwed markets its products both domestically and internationally with approximately 16% of its sales in Europe, Latin America, Japan and Australia. Conwed primarily sells its products through an employee sales force located in the U.S. and Europe.

Results are as follows:

(In millions)	1998	1999	2000	2001	2002
Sales	$56.6	$64.0	$65.0	$53.7	$50.7
Pretax profits	$10.1	$11.9	$11.3	$7.8	$3.1
Return on average equity	39.7%	42.2%	28.7%	16.5%	7.8%

Conwed's profits and returns were negatively impacted in 2002 by a charge of $1.25 million related to the write down of assets resulting from the loss of business with a single consumer products company and the poor performance of our new European manufacturing operation.

John Rosenberger, Conwed's CEO for the last 18 years, retired at the end of 2002. During John's long tenure, he built a fine company and turned in sterling returns on equity. We thank John for his years of effort and for the $82 million of lovely cash he generated for Leucadia! John has been succeeded by Mark Lewry. Our hope is that Mark can create a similar record over the next 18 years!

A slow economy and competitive pressures kept revenue on a downward trend in 2002. Price reductions of $1.7 million were given in key market segments to maintain market share. This along with the loss of business in the consumer products area accounted for the revenue reduction compared to last year. Significant reductions in variable costs and overhead totaling $2.9 million helped improve operating income by $.6 million for the year. The European plant was operational for the first full year in 2002, but results did not meet expectations. Efforts are ongoing to improve cost efficiencies and increase capacity utilization. The goal is to generate positive cash flow in 2003 from this plant. Building and starting up a new plant contemporaneously with an economic downturn was not smart!

The economy does not show signs of dramatic improvement in the near future. The cost of Conwed's primary raw material rose 50% in 2002 and is expected to go higher in the coming year. These are challenging times for Conwed. Continuing and redoubled efforts to further reduce fixed and variable overhead, regain desirable margins in existing markets, and focus efforts on new business development opportunities are the keys to getting revenues back into a growth pattern and returning profitability to past levels! This is going to be a difficult job and we wish Mark and his team good fortune!

Winery

The Company owns two wineries: Pine Ridge in Napa Valley, California and Archery Summit in the Willamette Valley, Oregon. Pine Ridge, which was acquired in 1991, was born in 1978. Archery Summit was built from scratch in 1993. These wineries primarily sell wine in the luxury segment of the premium table wine market, $25–$135 retail per bottle. During 2002, the wineries sold approximately 77,700 9-liter equivalent cases of wine for $15.7 million.

Leucadia has invested $60.9 million in the wineries, mostly in vineyard development in Napa Valley and the Willamette Valley. At the present time, absent a large acquisition, we do not see the necessity for further investment. The wineries are generating sufficient cash internally and so far the economic downturn seems not to have hit our segment.

The 2002 year end issue of the *Wine Spectator*, the premier commentator on wines and the wine business, included an annual list of the 100 best wines in the world. To our great pleasure, #4 on said list is 1999 Pine Ridge Stags Leap Cabernet Sauvignon and #46 is the 2000 Pine Ridge Carneros, Dijon Clones Chardonnay.[3] A spectacular result—congratulations to Stacy Clark, our wine maker, and the rest of the staff. George Scheppler, who just celebrated his one year incumbency as President and CEO, is our oenological rabbit's foot!

Remember—wine is food, and has been since Homer imagined the voyage of Odysseus across the "wine-dark seas." A glass of Pine Ridge or Archery Summit wine each day is good for your health, your good cheer, and makes your fellow shareholders happy!

Depending upon your state liquor laws, you may order wine through the mail or on the Internet at *www.pineridgewinery.com* or *www.archerysummit.com*. Both wineries are quite beautiful from spring through the fall grape crush. Come visit and taste! Call Pine Ridge at (800) 575-9777 or Archery Summit at (800) 732-8822 and tell them you are a Leucadia shareholder, ask for a tour and become a member of our wine club.

[3] Sadly, both of these wines are sold out.

MK Gold

MK Gold is traded on the NASD OTC Bulletin Board (Symbol: MKAU.OB); Leucadia owns 72.8%. MK Gold owns Cobre Las Cruces, S.A., a Spanish company that owns the Las Cruces copper deposit in the Pyrite Belt of Spain. As a result of approximately 280 drill holes totaling over 82,000 meters, proven and probable reserves are estimated at 15.8 million metric tonnes grading 5.94% copper. A feasibility study completed by Bechtel International, Inc. estimates the capital cost will be approximately $290 million to bring the mine into production, excluding interest and other financing costs. Cash operating costs are estimated at $.33/lb of copper. Opening the mine will be subject to permitting and obtaining both debt and equity financing for the project. A mining concession application, accompanied by the feasibility study and an environmental impact study, was submitted to the applicable governmental agencies during the first quarter of 2001. As of this writing at the end of March 2003, the process of obtaining permits continues. There is no reason to believe they will not be issued, but we knoweth not when. Prayers for high copper prices and friendly bankers are also in order.

FINOVA

FINOVA, a financial services holding company that emerged from bankruptcy in August 2001, is 50% owned by Berkadia, a company jointly owned by Berkshire Hathaway Inc. and Leucadia. On August 21, 2001, Berkadia made FINOVA a $5.6 billion loan to finance FINOVA's chapter 11 plan. Leucadia has guaranteed 10% of Berkadia's borrowings to fund the FINOVA loan. Leucadia has a ten-year management agreement with FINOVA.

Larry Hershfield, our long-time Leucadia colleague was the Chief Executive of FINOVA until his departure in September of 2002. Larry has gone to seek his fortune doing transactions for his own account. After 17 years with us, he will be missed and we wish him great success.

Tom Mara, our long-time Executive Vice President, has become the new CEO and Glenn Gray, a FINOVA executive, was promoted to COO. Together they are a formidable team and are doing a splendid job.

Leucadia owns, through Berkadia, 25% of FINOVA's common stock and shares the $8 million annual management fee equally with Berkshire, plus receives interest on 10% of the Berkadia loan, less 10% of Berkadia's cost of funds.[4] Leucadia also received in 2001 $60 million of the $120 million in fees charged to FINOVA for the loan.

Since emergence from bankruptcy in August 2001, FINOVA's business activities have been limited to the orderly collection and liquidation of its assets. FINOVA is not engaged in any new business development activities, except to honor existing customer commitments and to restructure financing relationships with existing customers in an effort to maximize their value. As a result, FINOVA's workforce has been restructured to focus exclusively on these activities and staffing levels have been reduced in a manner that is consistent with the reduction in assets.

Management does not expect that there will be sufficient funds to fully repay FINOVA's New Senior Notes, which get paid after the Berkadia loan, and if so, there will not be a return to the FINOVA stockholders—both results are consistent with our expectations subsequent to 9/11.

For further details, we recommend you read the FINOVA 10-K.

[4] Through December 31, 2002, these payments totaled $17.8 million.

WilTel Communications

In the fourth quarter of 2002, Leucadia acquired 44% of the 50 million shares of outstanding common stock of WilTel Communications Group, Inc. for an aggregate purchase price of $330 million. The WilTel stock was acquired under the chapter 11 restructuring plan of Williams Communications Group, Inc. In October 2002, in a private transaction, we purchased an additional 1,700,000 shares of WilTel common stock for $20.4 million. Together, these transactions resulted in Leucadia acquiring 47.4% of the outstanding common stock of WilTel for an aggregate purchase price of $350.4 million. After the bankruptcy, the company changed its name to WilTel Communications Group, Inc., and is now a publicly traded telecommunications company that owns or leases and operates a nationwide inter-city fiber optic network extended locally and globally to provide Internet, data, voice and video services. WilTel is listed on the NASDAQ (Symbol: WTEL).

Some WilTel facts:

- Nearly 30,000 miles of fiber optic cable, of which 28,554 is currently in use;
- Local fiber optic cable networks within 20 of the largest U.S. cities;
- 120 network centers located in 107 U.S. cities;
- Operational border crossings between the U.S. and Mexico, via California and Texas, and between the U.S. and Canada, via Washington, Michigan and New York;
- Capacity on five major undersea cable systems connecting the continental U.S. with Europe, Asia, Australia, New Zealand and Hawaii.
- WilTel's principal customers are other carriers and its largest customer is SBC Communications, which accounts for approximately 40% of its revenues under a long-term contract.

For a more detailed description of WilTel and its operations, we recommend interested shareholders consult the WilTel 10-K, a copy of which we are including with our annual report. The complexity and distress of the telecommunications industry is fully described therein and we thought that given our large investment you ought to have an opportunity to read it. WilTel is a work in progress. There has been much accomplished but there is much more to do. When we made the investment, we were aware that the telecommunications industry was experiencing great instability and therein was the opportunity. We were not aware that the company was as organizationally disheveled as it turned out to be. This fact has not changed our long-term enthusiasm for the investment, but has put significant pressure on cash and survivability in the short term. WilTel will likely need to raise additional capital in the next several years.

When we first became involved with WilTel the directors planned to undertake a national search for a CEO, but quickly decided that given the essential need for a quick restructuring the best candidate was in our midst. Jeff Storey, then Vice President and General Manager of Operations, although not yet CEO-hardened, was the obvious choice. His promotion was well received in the bankruptcy-battered company. Jeff is significantly responsible for WilTel's best trait—a national wholesale fiber optic network that we believe is best in its class. Bud Scruggs and the Leucadia Asset Management Group he heads have provided Jeff lots of fingers to stick in leaking dikes whilst he remakes the company.

Accomplishments To Date:

- In the last eight months, head count has been reduced from 3,000 to 2,200. In the past six months, 53 vice presidents have been reduced to 15. The previous organizational structure looked like a wedding cake. It has been collapsed and currently resembles a blueberry pancake!
- In spite of the turmoil of bankruptcy and the significant downsizing, the world class operational performance of WilTel's network has remained best in class. (The Atlantic-ACM "Wholesale Carrier Report Card" ranked WilTel first overall among wholesale carriers.)
- Refocused the organization from internal product-centric focus to external customer focus.
- Reduced run rate costs between January 2002 and 2003 by $18.7 million or $224 million per annum.
- Hired an experienced senior sales manager from outside the company. We wish Pete Bell and WilTel a profitable, energetic sales-driven future together.

Challenges That Remain:

- The biggest challenge continues to be growing profitable revenue in the face of declining prices occasioned by overcapacity and bankruptcy of our competitors who are pricing for short-term cash development. WilTel is winning business and expanding whilst it restructures its marketing, but it is slow going. There are signs that price erosion may be ebbing.
- Becoming the low *cost* provider.
- Carefully husband WilTel's cash. Carefully control capital expenditures and aggressively manage working capital.
- Put a plan in place for future funding when it becomes necessary.

We remain confident that our investment over the long term will be a good one.[5]

A special thank you to our "anchor tenant" and largest customer, SBC. WilTel did them a great disservice by stumbling into bankruptcy. SBC's senior management has been tough, demanding and helpful. SBC's and WilTel's original concept of outsourcing carriers' networks was brilliant strategically and saved SBC substantial capital investment. It is the newly emergent WilTel's job to deliver the goods for SBC and its other customers.

From an income statement point of view, Leucadia is required to record its share of WilTel's profits or losses. This will mean that while WilTel may be progressing nicely, we could be showing losses until our investment is reduced to zero. We will explain this all again in next year's annual report.

WebLink

On the last day of 2002, we purchased 80% of the common stock of WebLink Wireless, including its $21 million in unrestricted cash, 100% of its $18.8 million of Senior Secured notes, and 89% of its $20.5 million of PIK notes, all for $19 million. WebLink had revenues of $160.3 million for 2002, having fallen from a peak of $324.4 million in 1999. WebLink is a paging and 2way messaging company, whose fortunes along with all its competitors have fallen on hard times due to the march of technology, where cell phones have supplanted the pager for most users. At one time there were

[5] Our fingers are crossed.

about 38 million pagers, today maybe 15 million. The market cap of the industry has fallen from about $4 billion to almost zero. We don't expect a rebound but believe that a consolidation of the survivors will produce an attractive cash flow, as there seems to be a base demand for paging and 2way messaging from business users who need to communicate with their employees, but who do not want to pay for chatting on cell phones to Granny and surfing the net. This is a classic "cigar butt" investment, a term which an investor we admire coined referring to an industry with one or two puffs left. Though we are agnostic on the point, the management of WebLink believes that new attractively priced 2way devices which hopefully will be available later this year and telemetry products offer upside potential. We hope they are right and will encourage their efforts.

Real Estate

During 2002 we sold our interest in Compagnie Fonciere FIDEI, our French real estate subsidiary, and recorded an increase to equity of $12.1 million. This sale winds up a successful investment brought to us through the efforts of Zalman Jacobs and Luis Medeiros.

At year end, we had $85.2 million invested in domestic real estate. These properties include residential land developments, commercial properties and land in various stages of development. The final sell-out of our property in Rosemary Beach, Florida is almost complete. Kudos to Patrick Bienvenue for a successful project.

During the fourth quarter of 2002, we sold CDS Holding, one of our domestic real estate subsidiaries, to HomeFed Corporation for $25 million, paid with $1 million in cash and 24,742,268 shares of HomeFed's common stock, representing 30.3% of the outstanding shares. Many of our long-term shareholders are HomeFed shareholders (both of us own substantial stock in HomeFed and are directors), having received the shares through a 1998 dividend. HomeFed trades on the NASD OTC Bulletin Board (Symbol: HFDC.OB).

Maryland Jockey Club

In November 2002, the Company sold its 40% interest in a thoroughbred racetrack business in Maryland for net proceeds of $28 million and recorded a pretax gain of $14.3 million. We retained for 20 years an approximate 15% profits interest in gaming opportunities other than horse racing developed by the buyer. Zalman Jacobs and Luis Medeiros also engineered this successful investment. Luis regrets that he no longer has a good excuse for spending time at the track.

Empire

From a financial perspective, the sad story of Empire Insurance Company is behind us since our remaining equity was written off last year; from an operating perspective, it is not. During 2002 the significant downsizing of Empire continued. Under the general direction of Bud Scruggs, Rocco Nittoli continues the important but thankless task of escorting Empire to the doors of the hereafter! Asked recently, what's up, here is what Rocco said:

> "Every time we make some progress, we are quickly reminded about marketplace events that continue to exhaust our very limited capital—auto fraud, increasing settlement values for claims in litigation, and inadequate rates for the coverage being provided. During 2002, net earned premiums totaled $13.9 million, a decline of $50.2 million from 2001. This decline was not pain-free, and at December 31, 2002, the Empire Group's statutory surplus totaled $16.4 million, a decline of $6.8 million from the prior year.

The road ahead remains bumpy and the statutory surplus is critically low. Frequent downsizing and restructuring is necessary to minimize the inefficiencies that result from running off an insurance operation and we must find ways to put an end to Empire's surplus erosion. Given the extended period of time to report and settle liability claims, many years will expire before we know if any value from Empire can ever be reclaimed. We are hopeful, but not optimistic."

Rocco is doing a great job!

Money and Other Things

As mentioned previously, one of our rules is to pay as little tax as the law allows. In 2002, the Internal Revenue Service completed the audit of Leucadia's consolidated federal income tax returns for the years 1996–1999, without any material tax payments required. The 2002 results reflect a reversal of approximately $120 million of tax accruals arising from good tax planning and the use of net operating loss carryforwards from acquired companies. Our thanks especially go to Joe Orlando, our CFO; Phil Cannella, Director of Taxes and Mark Hoenig of Weil, Gotshal & Manges.

Leucadia owns 25% of the common stock of Olympus Re Holdings, Ltd, a Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. For 2002, we recorded $24.1 million in pretax income for this investment that had a book value of $155.7 million at the end of the year. There were no catastrophes related to weather to speak of in 2002, which provided the high return. Reinsurance rates remain high for the time being, which augur well for the near future. Again, we will start watching the weather channel in August.

In 2002, we recorded $15.2 million of pretax income from our $100 million investment in JPOF II, an investment which mirrors the high yield trading desk of and is managed and controlled by Jefferies & Company, Inc.

Leucadia owns 4.5% of White Mountains Insurance Group, a publicly traded Bermuda-domiciled financial services holding company. The market value of our holding at December 31, 2002 was $121.1 million against a cost of $75 million.

Since 1982 we have had a very pleasant and successful partnership with The Jordan Company and Jordan/Zalaznick Capital Company. These entities specialize in structured leverage buyouts. During 2002, The Jordan Company raised a $1.5 billion fund to conduct these future operations. Leucadia committed to invest $10 million in the general partner of the fund. Since 1982, this relationship has been very profitable for both sides but now the former partnership comes to an end, as all future transactions will be done in their new fund.[6]

Jay Jordan came into our lives shortly after business school, when the undersigned were learning their trade at Carl Marks & Co. under the tutelage of Robert Davidoff and Ed Marks.

Jay is a smart, energetic, sparkly-eyed Notre Dame Irish linebacker type. Our first encounter was listening to him explain with great conviction that we should ignore the fact that he hadn't graduated "officially" from the Columbia Business School because he refused to take physical education. He was hired at Carl Marks in the summer of 1971 and our lives have been intertwined ever since. He is our brother!

We wish Jay and David Zalaznick great success in the new chapter of their business life.

[6] Leucadia has earned $110.9 million since inception of its relationship with The Jordan Company and carries 40 investments on our books for $62 million, which will eventually be sold.

During 2002, we acquired an additional 15% of Barbados Light and Power, raising our ownership percentage to 36%. We urge all shareholders to visit Barbados frequently and keep their lights on and the room temperature set to very cool.

In December 2002, the Company completed a private placement of approximately $150 million of Leucadia common stock at $35.25 per share to the mutual fund clients of Franklin Mutual Advisers, LLC. The price was satisfactory to us, and in the business environment ahead there will be no such thing, for Leucadia, as too much liquidity.

At December 31, 2002, Leucadia had readily available cash and marketable securities of $680 million, excluding amounts held by regulated subsidiaries and $170.1 million of cash and securities collateralizing letters of credit.

The Future

As we write this, the ground war in Iraq has just begun. This has produced, in at least one of us, a miasma over what would have otherwise been outright enthusiasm for investment opportunities as asset prices deflate to more sensible levels after 15 years in the stratosphere.

No matter what, wars are expensive, disruptive and bring unintended consequences. At least two of our fellow hardworking employees have been called to active duty and perhaps into harm's way. We pray for their safe return. We are in a very cautious mood. We will, however, persevere in the work for which the shareholders compensate us so handsomely.

Lastly we want to pay tribute to our friend and colleague, Barry Burris who died on May 10, 2002. When we first became involved in the enterprise which has become Leucadia, Barry was the second partner on the account from Coopers & Lybrand. Shortly thereafter, he became the partner in charge of the Leucadia account. In many ways Barry was our mentor, teaching us the arcane and sometimes silly rules of GAAP, warning us away from transactions where our enthusiasm did not match the numbers uncovered by due diligence and most of all by being a good friend. He was an important influence in the lives of our key executives including Jane Goldman, Joe Orlando, Tom Mara and, most of all, our retired CFO, Norm Kiken. In semi-retirement, Barry could most often be found on his boat, but was always available to be hauled ashore for a consultation. In several battles over accounting issues, Barry forcefully advocated our position to victory. But as much as he fought for us when we were right, he was equally effective in fighting with us when we were wrong. And for that we are grateful and will miss him very much. In this age of Enron and discredited accounting firms Barry was the exact opposite, bringing credit to his chosen profession.

Thanks to one and all of our employees and advisors who have assisted our efforts this last year.



Ian M. Cumming
Chairman



Joseph S. Steinberg
President

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

New York	13-2615557
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	New York Stock Exchange Pacific Exchange, Inc.
7¾% Senior Notes due August 15, 2013	New York Stock Exchange
8¼% Senior Subordinated Notes due June 15, 2005	New York Stock Exchange
7⅞% Senior Subordinated Notes due October 15, 2006	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☒ No ☐

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2002 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $1,114,008,000.

On March 25, 2003, the registrant had outstanding 59,617,292 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2003 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. The Company concentrates on return on investment and cash flow to build long-term shareholder value, rather than emphasizing volume or market share. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value. In identifying possible acquisitions, the Company tends to seek assets and companies that are troubled or out of favor and, as a result, are selling substantially below the values the Company believes to be present.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $1,534,525,000 at December 31, 2002, equal to a book value per common share of the Company (a "common share") of negative $.11 at December 31, 1978 and $25.74 at December 31, 2002. The December 31, 2002 shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $35.25, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The private placement included 2,907,599 common shares and newly authorized Series A Non-Voting Convertible Preferred Stock, that were converted into 1,347,720 common shares in March 2003. The securities sold in the private placement represent 7.1% of the Company's outstanding common shares at March 25, 2003.

In the fourth quarter of 2002, the Company completed the acquisition of 44% of the outstanding common stock of WilTel Communications Group, Inc. ("WilTel") for an aggregate purchase price of $330,000,000, excluding expenses. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of Williams Communications Group, Inc. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel for an aggregate purchase price of $350,400,000, excluding expenses. WilTel is a publicly traded telecommunications company that owns or leases and operates a nationwide inter-city fiber-optic network, extended locally and globally, to provide Internet, data, voice and video services. WilTel's common stock is traded on the Nasdaq National Market (Symbol: WTEL).

During 2002, the Internal Revenue Service completed the audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from the Company. As a result of this favorable resolution of various federal income tax contingencies, the income tax provision for 2002 reflects a benefit of approximately $120,000,000.

The Company's banking and lending operations have historically consisted of making instalment loans to niche markets primarily funded by customer banking deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). However, as a result of increased loss experience and declining profitability in its automobile lending program, the segment's largest program, the Company stopped originating new automobile loans in September 2001. In 2003, the Company ceased originating all other lending programs. The Company is considering its alternatives for its banking and lending operations, which could include selling or liquidating some or all of its loan portfolios, and outsourcing certain functions.

The Company's manufacturing operations manufacture and market proprietary lightweight plastic netting used for a variety of purposes including, among other things, construction, agriculture, packaging, carpet padding, filtration and consumer products.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. During 2002, the Company sold its interest in Compagnie Fonciere FIDEI ("Fidei"), its foreign real estate subsidiary, for total proceeds of 70,400,000 Euros ($66,200,000) and recorded an increase to shareholders' equity of $12,100,000.

The Company's winery operations consist of Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. These wineries primarily produce and sell wines in the luxury segment of the premium table wine market.

The Company's copper mine development operations consist of its 72.8% interest in MK Gold Company ("MK Gold"), a publicly traded company listed on the NASD OTC Bulletin Board (Symbol: MKAU).

The Company's property and casualty reinsurance business is conducted through its 25% common stock interest in Olympus Re Holdings, Ltd. ("Olympus"), a Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, NY 10005 and the Pacific Exchange, Inc., 115 Sansome Street, San Francisco, CA 94104, on which the Company's common shares are listed.

The Company does not maintain a website. The Company will provide without charge upon request copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Requests for such copies should be directed to: Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010 (telephone number (212) 460-1900), Attention: Corporate Secretary.

Financial Information about Segments

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. These reportable segments are: banking and lending, manufacturing and domestic real estate. Banking and lending operations historically made collateralized personal automobile instalment loans to individuals who have difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. Such loans were primarily funded by deposits insured by the FDIC. Manufacturing operations manufacture and market proprietary lightweight plastic netting used for a variety of purposes. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. Other operations primarily consist of winery operations and development of a copper mine.

Associated companies include equity interests in entities that the Company does not control and that are accounted for on the equity method of accounting. WilTel, a public telecommunications company that owns or leases and operates a nationwide fiber optic network over which it provides a variety of telecommunications services is an associated company, as is Olympus, a Bermuda-based reinsurance company.

The information in the following table for Corporate assets primarily consists of investments and cash and cash equivalents. Corporate revenues listed below primarily consist of investment income and securities gains and losses on Corporate assets. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units. The Company has a manufacturing facility located in Belgium and an interest, through MK Gold, in a copper deposit in Spain. The Company does not have any other material foreign operations or investments.

Certain information concerning the Company's segments for 2002, 2001 and 2000 is presented in the following table. Associated Companies are only reflected in the table below under Identifiable assets employed. Prior period amounts have been reclassified to reflect the Company's Foreign Real Estate segment as a discontinued operation.

	2002	2001	2000
		(In millions)	
Revenues:			
Banking and Lending	**$ 95.9**	$ 122.4	$ 108.8
Manufacturing	**51.0**	57.4	65.1
Domestic Real Estate	**51.3**	65.3	83.1
Other Operations	**48.3**	39.3	44.9
Corporate (a)(b)	**(4.7)**	89.8	191.5
Total consolidated revenues (c)	**$ 241.8**	$ 374.2	$ 493.4
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies:			
Banking and Lending	**$ 1.9**	$ (6.1)	$ 11.0
Manufacturing	**3.1**	7.8	11.3
Domestic Real Estate	**16.7**	30.4	58.8
Other Operations	**11.7**	8.2	5.2
Corporate (a)(b)	**(74.9)**	32.8	115.0
Total consolidated income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies (c)	**$ (41.5)**	$ 73.1	$ 201.3
Identifiable assets employed:			
Banking and Lending	**$ 481.5**	$ 595.7	$ 664.2
Manufacturing	**51.5**	59.3	63.4
Domestic Real Estate	**106.8**	176.4	218.1
Other Operations	**193.7**	171.2	177.1
Investments in Associated Companies:			
WilTel	**340.6**	–	–
Other Associated Companies	**397.1**	358.8	192.5
Net Assets of Discontinued Operations	**–**	44.0	156.9
Corporate	**970.6**	1,063.7	945.6
Total consolidated assets	**$2,541.8**	$2,469.1	$2,417.8

(footnotes on next page)

(footnotes from previous page)

(a) For 2002, includes a provision of $37,100,000 to write down investments in certain available for sale securities and an equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary.

(b) For 2000, includes, among other items, pre-tax securities gains on sale of Fidelity National Financial, Inc. ($90,900,000) and Jordan Telecommunication Products, Inc., ($24,800,000), as described in Note 12 to the Consolidated Financial Statements.

(c) Prior period amounts have been reclassified to exclude equity in income (losses) of associated companies from these captions.

At December 31, 2002, the Company and its consolidated subsidiaries had 785 full-time employees.

TELECOMMUNICATIONS

In December 2002, the Company completed the acquisition of 44% of the outstanding common stock of WilTel, for an aggregate purchase price, excluding expenses, of $330,000,000. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of Williams Communications Group, Inc. ("WCG"), the predecessor of WilTel pursuant to a claims purchase agreement with The Williams Companies, Inc. and an investment agreement with WCG. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel. The Company has appointed four members (including the Company's Chairman and President) to the newly constituted nine member board of directors of WilTel and has entered into a stockholders agreement with WilTel pursuant to which the Company has agreed to certain restrictions on its ability to acquire or sell WilTel stock.

WilTel owns or leases and operates a nationwide inter-city fiber-optic network, extended locally and globally. WilTel has two reportable operating segments, Network and Vyvx. Network provides Internet, data, voice, and video services to companies that use high capacity communications in their businesses. These companies include regional Bell operating companies, cable television companies, Internet service providers, application service providers, data storage service providers, managed network service providers, digital subscriber line service providers, long distance carriers, local service providers, utilities, governmental entities, educational institutions, international carriers, and other companies who desire high-speed communications services. WilTel also offers rights of use in dark fiber, which is fiber that it installs but for which it does not provide communications transmission services. Network has built networks and entered into strategic relationships to provide services in the United States with connections to Asia, Australia, New Zealand, Canada, Mexico, and Europe.

Vyvx transmits media for its customers regardless of format (analog or digital), method (fiber-optics or satellite), or geographic reach (domestic or international). In 1990, Vyvx provided the first video transmission over a terrestrial network and carried the first of fourteen consecutive Super Bowls for the NFL and its broadcasters. Vyvx provides quality, reliable, network-based methods for aggregating, managing, and distributing content for content owners and rights holders. Vyvx also offers a fully integrated hybrid satellite/terrestrial service to support dedicated and occasional requirements for the distribution of live content for customers like broadcasters CNN and Fox in their coverage of breaking news events in remote locations.

WilTel's global network is used to provide services to the customers of both Network and Vyvx and includes ownership interests in or rights to use:

- nearly 30,000 miles of fiber optic cable, of which 28,554 is currently in service;

- local fiber optic cable networks within 20 of the largest U.S. cities;

- 120 network centers located in 107 U.S. cities;
- operational border crossings between the U.S. and Mexico in California and Texas, and between the U.S. and Canada in Washington, Michigan, and New York; and
- capacity on five major undersea cable systems connecting the continental U.S. with Europe, Asia, Australia, New Zealand, and Hawaii.

The telecommunications industry has experienced a great deal of instability during the past several years. During the 1990s, forecasts of very high levels of future demand brought a significant number of new entrants and new capital investments into the industry. However, many industry participants have gone through bankruptcy and those forecasts have not materialized. Telecommunications capacity now far exceeds actual demand, and the resulting marketplace is characterized by fierce price competition as traditional and next generation carriers compete to secure market share. Resulting lower prices have eroded margins and have kept many carriers—including WilTel—from attaining positive cash flow from operations. Many network providers, and their customers, have and are undergoing reorganizations through bankruptcy, contemplating bankruptcy, or experiencing significant operating losses while consuming much of their remaining liquidity.

WilTel does not know if and when the current state of aggressive pricing will end, or whether the current instability in the sector will lead to industry consolidation. If industry consolidation does occur, it would not necessarily benefit WilTel or assure that pricing rationality will return to the industry. However, if consolidation does not occur and new investment capital continues to flow into telecommunications carriers, pricing pressures could continue and supply may continue to outpace demand for the foreseeable future. While WilTel will examine opportunities to acquire other carriers or large blocks of business if such opportunities are presented to WilTel, even if such transactions could be consummated at prices deemed to be attractive, no assurance can be given that WilTel could successfully complete such acquisitions or that WilTel could obtain the necessary capital or lender approvals to do so.

WilTel's current focus is to retain its existing business by providing a high quality of service, to obtain new business if it can be done on a profitable basis, to reduce its operating expenses to the greatest extent possible, and to conserve liquidity. At December 31, 2002, WilTel had $291,300,000 of cash and cash equivalents to meet its cash requirements, and believes that it has sufficient liquidity to meet its needs through 2004. WilTel has $375,000,000 of senior debt outstanding under its credit facility, of which approximately $157,000,000 matures during 2005. Unless WilTel is able to generate significant cash flows from operations through revenue growth, expense reductions or some combination of both, it is likely that new capital will have to be raised to meet its maturing debt obligations in 2005.

Upon its emergence from bankruptcy proceedings, WilTel adopted fresh start accounting, resulting in a new reporting entity for accounting purposes as of October 31, 2002. Accordingly, WilTel's consolidated financial statements for periods prior to emergence from bankruptcy are not comparable and not combined with its consolidated financial statements subsequent to emergence. For the two months ended December 31, 2002, after its emergence from bankruptcy, WilTel generated revenues of approximately $191,700,000, of which approximately $168,600,000 were generated from the network segment and approximately $23,100,000 were generated by Vyvx. For this period, approximately 37% of WilTel's consolidated revenues were attributed to its single largest customer, SBC Communications Inc. WilTel's net loss for the two months ended December 31, 2002 was $61,000,000.

For the period from acquisition through December 31, 2002, the Company recorded $13,400,000 of pre-tax losses from its investment in WilTel under the equity method of accounting. As a result of its emergence from bankruptcy proceedings and its continued restructuring of its operations, WilTel has reduced its headcount, operating costs and interest expense. However, despite these cost reductions, the Company believes that WilTel will continue to report losses from continuing operations for the foreseeable future. Even if WilTel is able to generate breakeven cash flow from operations, substantial depreciation charges will still result in losses from continuing operations over the next several years. The Company will record its 47.4% share of these losses in its statements of operations, and the recognition of these losses could reduce the carrying amount of its investment in WilTel to zero. The Company will not record any further losses in WilTel if and when its investment is reduced to zero, unless the Company has guaranteed any of WilTel's obligations, or otherwise has committed or intends to commit to provide further financial support. The Company has not provided any such guarantees or commitments.

WilTel is subject to federal, state, local, and foreign laws, regulations, and orders that affect the rates, terms, and conditions of certain of its service offerings, its costs, and other aspects of its operations. WilTel's primary federal regulator is the Federal Communications Commission ("FCC"). Regulation of the telecommunications industry varies from state to state and from country to country, and it changes regularly (sometimes in unpredictable ways) in response to regulatory proceedings, judicial rulings, technological developments, competition, and government policies. WilTel's operations also are subject to a variety of environmental, building, safety, health, and other governmental laws and regulations. WilTel cannot predict what impact, if any, regulatory changes may have on its business or results of operations, nor can it guarantee that domestic or international regulatory authorities will not raise material issues regarding its compliance with applicable regulations.

BANKING AND LENDING

The Company's banking and lending operations principally are conducted through American Investment Bank, N.A. ("AIB"), a national bank subsidiary, and American Investment Financial ("AIF"), an industrial loan corporation. AIB and AIF take money market and other non-demand deposits that are eligible for insurance provided by the FDIC. AIB and AIF had aggregate deposits of $392,900,000 and $476,500,000 at December 31, 2002 and 2001, respectively. AIB and AIF currently have three deposit-taking branches in the Salt Lake City area, which have generated approximately three-quarters of their deposit balances. Various brokers generated the remainder of the Company's deposits. Deposits have primarily been used to fund consumer instalment loans.

The Company's consolidated banking and lending operations had outstanding loans (net of unearned finance charges) of $373,600,000 and $521,200,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, 55% were loans to individuals generally collateralized by automobiles; 38% were loans to consumers, substantially all of which were collateralized by real or personal property; 4% were loans to small businesses; and 3% were unsecured loans.

Historically, collateralized personal automobile instalment loans were primarily made through automobile dealerships to individuals who have difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. These loans were made to consumers principally to purchase used, moderately priced automobiles. In September 2001, the Company decided to stop originating subprime automobile loans as a result of increasing loss experience and the increasingly difficult competitive environment. The Company continues to service and closely monitor these loans, and takes prompt possession of the collateral in the event of a default. During 2001 and 2000, the Company generated $434,700,000 of these loans, which typically had an initial loan balance of $12,200, an average contractual maturity of 58 months and an anticipated average life of 26 months.

The Company's remaining consumer lending programs have primarily consisted of marine, recreational vehicle, motorcycle and elective surgery loans. Due to current economic conditions, portfolio performance and the relatively small size of these loan portfolios and target markets, in January 2003 the Company stopped originating all consumer loans. The Company is considering alternatives for its banking and lending operations, which could include selling or liquidating some or all of its loan portfolios, and outsourcing certain functions. The Company anticipates that it will close its remaining satellite branch in 2003, and reduce its operating and overhead expenses.

It is the Company's policy to charge to income an allowance for losses which, based upon management's analysis of numerous factors, including current economic trends, aging of the loan portfolio, historical loss experience and collateral value, is deemed adequate to cover probable losses on outstanding loans. At December 31, 2002, the allowance for loan losses for the Company's entire loan portfolio was $31,800,000 or 8.5% of the net outstanding loans, compared to $35,700,000 or 6.8% of net outstanding loans at December 31, 2001.

The Company's policy is to charge-off an account when the property securing the delinquent loan is repossessed, which generally occurs when the loan is 60 days delinquent. Otherwise, the Company charges off the account due to the customer's bankruptcy and in no event later than the month in which it becomes 120 days delinquent. The charge-off represents the difference between the net realizable value of the property and the amount of the delinquent loan, including accrued interest.

Certain information with respect to the Company's banking and lending segment is as follows for the years ended December 31, 2002, 2001 and 2000 (dollars in thousands):

	2002	2001	2000
Average loans outstanding	**$440,810**	$545,036	$423,030
Interest income earned on loans	**$ 86,018**	$111,849	$ 87,865
Average loan yield	**19.5%**	20.5%	20.8%
Average deposits outstanding	**$454,497**	$536,020	$422,607
Interest expense on non-demand deposits	**$ 18,035**	$ 31,499	$ 26,421
Average rate on non-demand deposits	**3.9%**	5.9%	6.3%
Net yield on interest-bearing assets	**11.5%**	13.3%	13.1%

Investments held by the banking and lending segment are primarily short-term bonds and notes of the United States Government and its agencies.

The Company's principal banking and lending operations are subject to detailed supervision by state authorities, as well as federal regulation pursuant to the Federal Consumer Credit Protection Act, the Truth in Lending Act, the Equal Credit Opportunity Act, the Right to Financial Privacy Act, the Community Reinvestment Act, the Fair Credit Reporting Act and regulations promulgated by the Federal Trade Commission and the Board of Governors of the Federal Reserve System. The Company's banking operations are subject to federal and state regulation and supervision by, among others, the Office of the Comptroller of the Currency (the "OCC"), the FDIC and the State of Utah. AIB's primary federal regulator is the OCC, while the primary federal regulator for AIF is the FDIC.

As previously stated, AIB stopped originating new sub-prime automobile loans in September 2001, and both AIB and AIF ceased originating all other consumer loans in January 2003. The FDIC and OCC have supported these actions taken with respect to the sub-prime portfolio. However, effective February 2003, AIB entered into a formal agreement with the OCC, agreeing to develop a written strategic plan subject to prior OCC approval for the continued operations of AIB, to continue to maintain certain risk-weighted capital levels, to obtain prior approval before paying any dividends, to provide certain monthly reports and to comply with certain other criteria. AIB will also be unable to accept brokered deposits during the period the agreement remains in effect. In the event AIB fails to comply with the agreement, the OCC would have the authority to assert formal charges and seek other statutory remedies and AIB may also be subject to civil monetary penalties. AIB is complying with the agreement and, given that it has ceased all lending activities, the agreement is not expected to have a significant impact on its operations. However, no assurance can be given that other regulatory actions will not be taken.

The Competitive Equality Banking Act of 1987 ("CEBA") places certain restrictions on the operations of AIB and restricts further acquisitions of banks and savings institutions by the Company. CEBA does not restrict AIF as currently operated.

MANUFACTURING

Through its plastics division, the Company manufactures and markets proprietary lightweight plastic netting used for a variety of purposes including, among other things, construction, agriculture, packaging, carpet padding, filtration and consumer products. The products are primarily used to add strength to other materials or act as barriers, such as warning fences and crop protection from birds. This division is a market leader in netting products used in carpet cushion, turf reinforcement, erosion control, nonwoven reinforcement and crop protection. It markets its products both domestically and internationally, with approximately 16% of its 2002 revenues generated by customers in Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the United States and Europe. Manufacturing revenues were $50,700,000, $53,700,000 and $65,000,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

New product development focuses on niches where the division's proprietary technology and expertise can lead to sustainable competitive economic advantages. Historically, this targeted product development generally has been carried out in partnership with a prospective customer or industry where the value of the product has been recognized. The plastics division has also begun focusing on developing products for which it does not yet have a customer. Over the last several years, the plastics division has spent approximately 2% to 4% of annual sales on the development and marketing of new products and new applications of existing products.

Primarily as a result of a general downturn in the economy, revenues for the plastics division declined in each of the last two years and the division currently has excess manufacturing capacity. The plastics division is attempting to develop new products, applications and markets to replace its lost business and utilize its excess capacity. In addition, the Company has been focusing on managing costs and improving service levels by reducing lead times.

The plastics division is subject to domestic and international competition, generally on the basis of price, service and quality. Additionally, certain products are dependent on cyclical industries, including the construction industry. The Company holds patents on certain improvements to the basic manufacturing processes and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on the plastics division.

DOMESTIC REAL ESTATE

At December 31, 2002, the Company's domestic real estate assets had a book value of $85,200,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. The Company's largest domestic real estate investment is a fully-renovated 719-room hotel located on Waikiki Beach in Hawaii. The Company also owns a shopping center on Long Island, New York that has 60,000 square feet of retail space. During the fourth quarter of 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed Corporation ("HomeFed"), approximately 9.5% and 8.8% of which is owned by the Company's Chairman and President, respectively. The purchase price for this transaction was $25,000,000, consisting of $1,000,000 in cash and 24,742,268 shares of HomeFed's common stock, which represents approximately 30.3% of the outstanding HomeFed stock. CDS's principal asset is the master-planned community located in San Diego County, California known as San Elijo Hills. Since 1998, HomeFed has served as the development manager for this project, for which it was entitled to certain fees based upon the project's revenues and a success fee, which represented a substantial portion of the project's future cash flows. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. HomeFed is a publicly traded company listed on the NASD OTC Bulletin Board (Symbol: HFDC.OB).

OTHER OPERATIONS

The Company owns two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. Pine Ridge, which was acquired in 1991, has been conducting operations since 1978, while the Company started Archery Summit in 1993. These wineries primarily produce and sell wines in the luxury segment of the premium table wine market. During 2002, the wineries sold approximately 77,700 9-liter equivalent cases of wine generating wine revenues of $15,700,000. Approximately 8% of the revenues of the wineries and 24% of case sales were derived from a wine that is not in the luxury segment and is made from purchased grapes. Since acquisition, the Company's investment in winery operations has grown, principally to fund the Company's acquisition of land for vineyard development and to increase production capacity and storage facilities at both of the wineries. It can take up to five years for a new vineyard property to reach full production and, depending upon the varietal produced, up to three years after grape harvest before the wine can be sold. For the 2002 harvest, approximately 94% of the Company's vineyards were producing grapes and the balance was under development. At December 31, 2002, the Company's combined investment in these wineries was $60,900,000.

The Company's 72.8% interest in MK Gold, a company that is traded on the NASD OTC Bulletin Board, had a net carrying value of $49,200,000 at December 31, 2002. MK Gold's subsidiary, Cobre Las Cruces, S.A., a Spanish company, holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. An independent feasibility study of this project was completed by Bechtel International, Inc. in 2001. This study is based on proven and probable reserves of 15,800,000 metric tonnes grading 5.94% copper overlain by a gold-bearing gossan (which has not been evaluated) and by 150 meters of unconsolidated overburden. Independent Mining Consultants, Inc. performed the reserve calculations used in the feasibility study. Based on the feasibility study, cash operating costs are estimated to average $.33 per pound of copper and the estimated capital cost to bring the mine into production is approximately $290,000,000, excluding interest and other financing costs. These estimates are subject to a number of risks and uncertainties, including fluctuations in the value of the euro relative to the U.S. dollar. Since the feasibility study was completed, the value of the euro has appreciated against the U.S. dollar, which if sustained, or if it appreciates further, will increase the actual operating and capital costs.

Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The market price of copper has been depressed over the past couple of years, reflecting generally weak global economic conditions. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders of the current and expected future market price of copper. Environmental approval of the project has been obtained from the Spanish and Andalusian government agencies. Mining and water concession applications have been submitted to the applicable governmental agencies, but approval has not yet been received. MK Gold currently anticipates that these operating permits will be received in the second half of 2003, that final design, construction and mine development will begin in 2004 and copper production will begin in 2006. Although MK Gold believes the necessary permitting and financing will be obtained, no assurances can be given that they will be successful. Further, there may be other political and economic circumstances that could prevent or delay development of Las Cruces.

OTHER INVESTMENTS

In December 2002, the Company entered into an agreement to purchase certain debt and equity securities of WebLink Wireless, Inc. ("WebLink"), for an aggregate purchase price of $19,000,000. Pursuant to the agreement, the Company acquired outstanding secured notes of WebLink with a principal amount of $36,500,000 (representing 91% of the total outstanding debt) and, upon receipt of approval from the FCC, will acquire approximately 80% of the outstanding common stock of WebLink. WebLink, a privately held company, is in the wireless messaging industry, providing wireless data services and traditional paging services.

The Company has an investment in Berkadia LLC, an entity jointly owned by the Company and Berkshire Hathaway Inc. ("Berkshire"). In 2001, Berkadia lent $5,600,000,000 on a senior secured basis to FINOVA Capital Corporation (the "Berkadia Loan"), the principal operating subsidiary of The FINOVA Group Inc. ("FINOVA"), to facilitate a chapter 11 restructuring of the outstanding debt of FINOVA and its principal subsidiaries. Berkadia also received newly issued shares of common stock of FINOVA representing 50% of the stock of FINOVA outstanding on a fully diluted basis. In 2001, the Company entered into a ten-year management agreement with FINOVA, for which it receives an $8,000,000 annual fee that it shares equally with Berkshire. FINOVA is a financial services holding company that, prior to its filing for bankruptcy, provided a broad range of financing and capital markets products, primarily to mid-size businesses. Since its chapter 11 restructuring, FINOVA's business activities have been limited to the orderly collection and liquidation of its assets and FINOVA has not engaged in any new lending activities.

Berkadia financed the Berkadia Loan with bank financing that is guaranteed, 90% by Berkshire and 10% by the Company (with the Company's guarantee being secondarily guaranteed by Berkshire). As of March 7, 2003, principal payments have reduced the outstanding amount of Leucadia's guarantee to $152,500,000. All income related to the Berkadia Loan, after payment of financing costs, is shared 90% to Berkshire and 10% to the Company.

At December 31, 2002, the book value of the Company's equity investment in Berkadia was negative $72,100,000. The negative carrying amount principally results from Berkadia's distribution of loan fees received and the Company's recognition in 2001 of its share of FINOVA's losses under the equity method of accounting. This negative carrying amount is being amortized into income over the term of the Berkadia Loan, and effectively represents an unamortized discount on the Berkadia Loan. For the year ended December 31, 2002, the Company recorded $65,600,000 of pre-tax income from this investment, of which $59,000,000 related to the amortization of the discount on the Berkadia loan.

At December 31, 2002, the book value of the Company's investment in Olympus was $155,700,000. For the year ended December 31, 2002, the Company recorded $24,100,000 of pre-tax income from this investment under the equity method of accounting. Olympus was formed in 2001 to take advantage of the lack of capacity and favorable pricing in the reinsurance market. It has entered into a quota share reinsurance agreement with Folksamerica Reinsurance Company, an affiliate of White Mountains Insurance Group, Ltd. ("WMIG"), and will also seek to obtain reinsurance business from other sources as well. When the market opportunity to underwrite reinsurance business on favorable terms recedes, the by-laws of Olympus include mechanisms to return its capital to its investors, subject to Bermuda insurance regulations and other laws restricting the return of capital.

At December 31, 2002, the book value of the Company's equity investment in Jefferies Partners Opportunity Fund II, LLC ("JPOF II"), a registered broker-dealer, was $115,200,000. JPOF II is managed and controlled by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the year ended December 31, 2002, the Company recorded $15,200,000 of pre-tax income from this investment under the equity method of accounting; this amount was distributed to the Company in February 2003.

The Company owns 375,000 common shares that represent approximately 4.5%of WMIG. WMIG is a publicly traded, Bermuda domiciled financial services holding company, principally engaged through its subsidiaries and affiliates in property and casualty insurance and reinsurance. At December 31, 2002, the Company's investment had a market value of $121,100,000.

The Company owns approximately 36% of the common stock of Light & Power Holdings Ltd., the parent company of The Barbados Light and Power Company Limited, the primary generator and distributor of electricity in Barbados. As of December 31, 2002, the Company's investment of $12,100,000 was accounted for on the cost method of accounting, due to currency exchange restrictions and stock transfer restrictions.

The Company owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at March 25, 2003: AmeriKing, Inc. ("AmeriKing") (6.8%), Carmike Cinemas, Inc. ("Carmike") (11.1%), GFSI Holdings, Inc. ("GFSI") (6.9%), HomeFed (30.3%), Jackson Products, Inc. ("Jackson") (8.8%), Jordan Industries, Inc. ("JII") (10.1%), and WilTel (47.4%).

Since 1982, a subsidiary of the Company has had a partnership interest in The Jordan Company LLC and Jordan/Zalaznick Capital Company, entities that have specialized in structuring leveraged buyouts in which the owners are given the opportunity to become equity participants. However, in the fourth quarter of 2002, members of The Jordan Company raised a new $1.5 billion fund through which they will conduct their investment activities. As a result, the Company's partnership participation arrangement with The Jordan Company ended. The Company has committed to invest $10,000,000 in the general partner of the new fund, and will retain the investments obtained through its prior partnership interest. These investments include AmeriKing, Carmike, GFSI, Jackson, JII, JZ Equity Partners PLC (a British company traded on the London Stock Exchange in which the Company holds a 6.5% equity interest), and a total of 34 other private companies. These investments are carried in the Company's consolidated financial statements at $62,000,000, of which $43,700,000 relates to public companies carried at market value.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report and Notes to Consolidated Financial Statements.

Item 2. Properties.

Through its various subsidiaries, the Company owns and utilizes in its operations offices in Salt Lake City, Utah used for corporate and banking and lending activities (totaling approximately 80,200 square feet). Subsidiaries of the Company own facilities primarily used for manufacturing located in Georgia and Genk, Belgium (totaling approximately 410,300 square feet) and facilities and land in California and Oregon used for winery operations (totaling approximately 107,100 square feet and 457 acres, respectively).

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position, consolidated results of operations or liquidity.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of March 25, 2003, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	62	Chairman of the Board	June 1978
Joseph S. Steinberg	59	President	January 1979
Thomas E. Mara	57	Executive Vice President and Treasurer	May 1980; January 1993
Joseph A. Orlando	47	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	48	Vice President and Comptroller	April 1996
Mark Hornstein	55	Vice President	July 1983
H.E. Scruggs	46	Vice President	August 2002

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978 and as Chairman of the Board of FINOVA since August 2001. In addition, he has served as a director of Allcity since February 1988, MK Gold since June 1995 and WilTel since October 2002. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986, a director of HomeFed since May 1999 and a director of Carmike since January 2002.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of Allcity since February 1988, MK Gold since June 1995, JII since June 1988, HomeFed since August 1998, FINOVA since August 2001, WMIG since June 2001 and WilTel since October 2002.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company since January 1993. In addition, he has served as a director of Allcity since October 1994, MK Gold since February 2000 and FINOVA since September 2002.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994. In addition, he has served as a director of Allcity since October 1998.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Hornstein joined the Company as Vice President in July 1983.

Mr. Scruggs joined the Company in 1995, served as Vice President from March 2000 through December 2001, and from August 2002 until the present. Mr. Scruggs has been Chairman of AIB since 1997, Chairman and President of the Empire Group since October 2000, Chairman of Conwed Plastics since January 2000 and a Senior Vice President of WilTel since October 2002. In addition, he has served as a director of MK Gold since March 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The common shares of the Company are traded on the New York Stock Exchange and Pacific Exchange, Inc. under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2001		
First Quarter	$35.70	$30.50
Second Quarter	34.90	30.58
Third Quarter	33.65	28.25
Fourth Quarter	31.96	26.31
2002		
First Quarter	$36.04	$28.00
Second Quarter	38.16	30.95
Third Quarter	36.37	27.62
Fourth Quarter	40.27	32.85
2003		
First Quarter (through March 25, 2003)	$38.60	$32.59

As of March 25, 2003, there were approximately 2,976 record holders of the common shares.

In 2002 and 2001, the Company paid cash dividends of $.25 per common share. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of common shares, the Company is required to comply with certain restrictions contained in certain of its debt instruments. The Company's regulated subsidiaries are restricted in the amount of distributions that can be made to the Company without regulatory approval. For further information, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Report.

The Company and certain of its subsidiaries have or have had tax loss carryforwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the tax loss carryforwards, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2005, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $35.25, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The private placement included 2,907,599 common shares and newly authorized Series A Non-Voting Convertible Preferred Stock, that were converted into 1,347,720 common shares in March 2003. The private placement was exempt from registration under Section 4(2) of the Securities Act of 1933 as a transaction not involving a public offering.

On May 14, 2002, shareholders approved the Company's reorganization from New York, its current state of incorporation, to Bermuda. The Company continues to evaluate the possibility of reorganizing as a Bermuda company and would not implement the reorganization unless the estimated cost of the reorganization is acceptable given the anticipated benefits. If the Board of Directors has not determined to implement the reorganization before the 2005 annual meeting of shareholders, management will either abandon the reorganization or resubmit it for shareholder approval at the 2005 annual meeting of shareholders. In addition, the Board of Directors may determine to abandon the reorganization for other reasons deemed to be in the Company's best interests and/or the best interest of its shareholders.

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Report. Prior period amounts have been reclassified to reflect the Company's Foreign Real Estate segment as a discontinued operation.

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA:					
Revenues (a)	**$241,805**	$374,161	$493,408	$460,814	$199,070
Expenses	**283,330**	301,079	292,105	226,171	183,968
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**(41,525)**	73,082	201,303	234,643	15,102
Income from continuing operations before minority expense of trust preferred securities and equity in income (losses) of associated companies (b)	**103,340**	84,423	133,087	195,175	45,814
Minority expense of trust preferred securities, net of taxes	**(5,521)**	(5,521)	(5,521)	(5,521)	(8,248)
Equity in income (losses) of associated companies, net of taxes	**54,712**	(15,974)	19,040	(1,906)	15,138
Income from continuing operations	**152,531**	62,928	146,606	187,748	52,704
Income (loss) from discontinued operations, including gain (loss) on disposal, net of taxes	**9,092**	(70,847)	(30,598)	27,294	1,639
Cumulative effect of a change in accounting principle	**–**	411	–	–	–
Net income (loss)	**161,623**	(7,508)	116,008	215,042	54,343
Per share:					
Basic earnings (loss) per common share:					
Income from continuing operations	**$2.74**	$ 1.13	$2.64	$3.16	$.83
Income (loss) from discontinued operations, including gain (loss) on disposal	**.16**	(1.28)	(.55)	.46	.03
Cumulative effect of a change in accounting principle	**–**	.01	–	–	–
Net income (loss)	**$2.90**	$ (.14)	$2.09	$3.62	$.86
Diluted earnings (loss) per common share:					
Income from continuing operations	**$2.72**	$ 1.13	$2.64	$3.16	$.83
Income (loss) from discontinued operations, including gain (loss) on disposal	**.16**	(1.28)	(.55)	.46	.03
Cumulative effect of a change in accounting principle	**–**	.01	–	–	–
Net income (loss)	**$2.88**	$ (.14)	$2.09	$3.62	$.86

(continued)

	At December 31,				
	2002	2001	2000	1999	1998
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA:					
Cash and investments	**$1,043,471**	$1,080,271	$ 998,892	$ 759,089	$1,485,107
Total assets	**2,541,778**	2,469,087	2,417,783	2,255,239	2,920,916
Debt, including current maturities	**233,073**	252,279	190,486	268,736	473,226
Customer banking deposits	**392,904**	476,495	526,172	329,301	189,782
Shareholders' equity	**1,534,525**	1,195,453	1,204,241	1,121,988	1,853,159
Book value per common share	**$25.74**	$21.61	$21.78	$19.75	$29.90
Cash dividends per common share	**$ .25**	$ .25	$ .25	$13.58	$ –

(a) Prior period amounts have been changed to reclassify equity in income (loss) of associated companies such that it is no longer classified as revenues. Includes net securities gains (losses) of $(37,066,000), $28,450,000, $124,964,000, $16,268,000 and $(66,159,000) for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(b) During 2002, the Internal Revenue Service completed the audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from the Company. As a result of this favorable resolution of various federal income tax contingencies, the income tax provision for 2002 reflects a benefit of approximately $120,000,000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Report.

Liquidity and Capital Resources

Parent Company Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other investments. The Parent continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, while the Parent does not have any material arrangement, commitment or understanding with respect thereto (except as disclosed in this Report), further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, bank borrowings, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its regulated and non-regulated subsidiaries. It has no substantial recurring cash requirements other than payment of interest and principal on its debt, tax payments and corporate overhead expenses.

As of December 31, 2002, the Company's readily available cash, cash equivalents and marketable securities, excluding those amounts held by its regulated subsidiaries, totaled $680,000,000. This amount is comprised of cash and short-term bonds and notes of the United States Government and its agencies of $375,600,000 (55%), the equity investment in WMIG of $121,100,000 (18%) (which can be sold privately or otherwise in compliance with the securities laws and is subject to a registration rights agreement), and other publicly traded debt and equity securities aggregating $183,300,000 (27%). Additional sources of liquidity as of December 31, 2002 include $170,100,000 of cash and marketable securities primarily collateralizing letters of credit.

During 2002, the Internal Revenue Service completed the audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from the

Company. As a result of this favorable resolution of various federal income tax contingencies, the income tax provision for 2002 reflects a benefit from the reversal of tax reserves aggregating approximately $120,000,000.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $35.25, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The Company issued 2,907,599 common shares and newly authorized Series A Non-Voting Convertible Preferred Stock, that were converted into 1,347,720 common shares in March 2003. The securities sold in the private placement represent 7.1% of the Company's outstanding common shares at March 25, 2003.

In December 2002, the Company completed the acquisition of 44% of the outstanding common stock of WilTel, for an aggregate purchase price, excluding expenses, of $330,000,000. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of WCG pursuant to a claims purchase agreement with The Williams Companies, Inc. and an investment agreement with WCG. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel.

The Company entered into a stockholders agreement with WilTel pursuant to which the Company designated four members of WilTel's newly constituted nine member board of directors. As long as the Company maintains an ownership interest in WilTel of at least 20%, WilTel agreed to use its best efforts to cause WilTel's board to nominate four Leucadia nominees in the future. In addition, the Company agreed to certain restrictions on its ability to increase its ownership in WilTel above 49% during the first two years after its acquisition, and certain other restrictions on its ability to increase its ownership during the first five years after its acquisition. While the stockholders agreement and WilTel's charter restrict the transferability of WilTel's securities, the Company does have the ability to sell an amount of WilTel shares equal to 15% of the total outstanding WilTel shares. The Company has no current intention to sell its WilTel stock, and although it has a registration rights agreement with respect to its interest in WilTel, the Company does not consider this investment to be liquid.

WilTel's current focus is to retain its existing business by providing a high quality of service, to obtain new business if it can be done on a profitable basis, to reduce its operating expenses to the greatest extent possible, and to conserve liquidity. At December 31, 2002, WilTel had $291,300,000 of cash and cash equivalents to meet its cash requirements, and believes that it has sufficient liquidity to meet its needs through 2004. WilTel has $375,000,000 of senior debt outstanding under its credit facility, of which approximately $157,000,000 matures during 2005. Unless WilTel is able to generate significant cash flows from operations through revenue growth, expense reductions or some combination of both, it is likely that new capital will have to be raised to meet its maturing debt obligations in 2005.

In December 2002, the Company entered into an agreement to purchase certain debt and equity securities of WebLink, for an aggregate purchase price of $19,000,000. Pursuant to the agreement, the Company acquired outstanding secured notes of WebLink with a principal amount of $36,500,000 and, upon receipt of approval from the FCC, will acquire approximately 80% of the outstanding common stock of WebLink.

During the second quarter of 2002, the Company sold its interest in Fidei, its foreign real estate subsidiary, to an unrelated third party for total proceeds of 70,400,000 Euros ($66,200,000), and recorded an increase to shareholders' equity of $12,100,000. Although the Euro denominated sale proceeds were not converted into US dollars immediately upon receipt, the Company did enter into a participating currency derivative, which expired in September 2002. Upon expiration, net of the premium paid to purchase the contract, the Company received $67,900,000 in exchange for 70,000,000 Euros and recognized a foreign exchange gain of $2,000,000. In connection with the sale, the Company classified its foreign real estate operations as discontinued operations.

In November 2002, the Company sold its 40% equity interest in certain thoroughbred racetrack businesses for net proceeds of approximately $28,000,000, and recorded a pre-tax gain of $14,300,000. As part of this transaction, the Company has an approximately 15% profits interest in a joint venture formed with the buyer of the businesses to pursue the potential development and management of gaming ventures in Maryland, including slot machines and video lottery terminals (if authorized by state law). The Company has no funding obligations for this joint venture. The Company is unable to currently determine the value, if any, of this profits interest.

The Parent maintains the principal borrowings for the Company and its non-banking subsidiaries and has provided working capital to certain of its subsidiaries. These borrowings have primarily been made from banks through the Company's credit agreement facility and through public financings. In March 2003, the Company entered into a new $110,000,000 unsecured bank credit facility that matures in three years and bears interest based on the Eurocurrency Rate or the prime rate.

As of March 25, 2003, the Company is authorized to repurchase an additional 4,490,000 common shares. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without prior notice.

At December 31, 2002, a maximum of $10,200,000 was available to the Parent as dividends from its regulated subsidiaries without regulatory approval. There are no restrictions on distributions from non-regulated subsidiaries. The Parent also receives tax sharing payments from subsidiaries included in its consolidated income tax return, including certain regulated subsidiaries. Payments from regulated subsidiaries for dividends and tax sharing payments totaled $7,100,000 for the year ended December 31, 2002.

Based on discussions with commercial and investment bankers, the Company believes that it has the ability to raise additional funds under acceptable conditions for use in its existing businesses or for appropriate investment opportunities. Standard & Poor's and Duff & Phelps Inc. have rated the Company's senior debt obligations as investment grade since 1993, while Moody's Investors Services, Inc. rates the Company's senior debt obligations below investment grade. Ratings issued by bond rating agencies are subject to change at any time.

Consolidated Liquidity

In 2002, net cash was provided by operating activities, principally as a result of a reduction to the Company's investment in the trading portfolio. In 2001 and 2000, net cash was used for operations, reflecting lower investment income on corporate investments as a result of the special dividend payment of $811,900,000 in 1999, payment of the Parent's interest and overhead expenses and a reduction of payables related to the trading portfolio.

The Company's consolidated banking and lending operations had outstanding loans (net of unearned finance charges) of $373,600,000 and $521,200,000 at December 31, 2002 and 2001, respectively. At December 31, 2002, 55% were loans to individuals generally collateralized by automobiles; 38% were loans to consumers, substantially all of which were collateralized by real or personal property; 4% were loans to small businesses; and 3% were unsecured loans. The banking and lending segment is no longer making consumer loans and is in the process of liquidating its remaining portfolio. These loans were primarily funded by deposits generated by the Company's deposit-taking facilities and by brokers. The Company intends to use the cash flows generated from its loan portfolios to retire these deposits as they mature, which the Company expects will be substantially complete by the end of 2005. The Company's customer banking deposits totaled $392,900,000 and $476,500,000 as of December 31, 2002 and 2001, respectively.

As previously stated, AIB stopped originating new sub-prime automobile loans in September 2001, and both AIB and AIF ceased originating all other consumer loans in January 2003. The FDIC and OCC have supported these actions taken with respect to the sub-prime portfolio. However, effective February 2003, AIB entered into a formal agreement with the OCC, agreeing to develop a written strategic plan subject to prior OCC approval for the continued operations of AIB, to continue to maintain certain risk-weighted capital levels, to obtain prior approval before paying any dividends, to provide certain monthly reports and to comply with certain other criteria. AIB will also be unable to accept brokered deposits during the period the agreement remains in effect. In the event AIB fails to comply with the agreement, the OCC would have the authority to assert formal charges and seek other statutory remedies and AIB may also be subject to civil monetary penalties. AIB is complying with the agreement and, given that it has ceased all lending activities, the agreement is not expected to have a significant impact on its operations. However, no assurance can be given that other regulatory actions will not be taken.

The Company and certain of its subsidiaries have or have had tax loss carryforwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the tax loss carryforwards, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from accumulating five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2005, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

As shown below, at December 31, 2002, the Company's contractual cash obligations totaled $807,472,000. The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness, as defined in the agreements. In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. The Company is in compliance with all of these restrictions, and the Company has the ability to incur additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations:	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Customer Banking Deposits	$392,904	$283,613	$ 89,959	$ 19,332	$ –
Long-Term Debt	233,073	3,647	27,124	39,815	162,487
Operating Leases, net of Sublease Income	83,295	4,946	7,770	6,829	63,750
Preferred Securities of Subsidiary Trust	98,200	–	–	–	98,200
Total Contractual Cash Obligations	$807,472	$292,206	$124,853	$ 65,976	$324,437

Off-Balance Sheet Arrangements

At December 31, 2002, the Company's off-balance sheet arrangements consist of guarantees aggregating $265,500,000. The Company's guarantee of 10% of Berkadia's financing incurred in connection with the Berkadia Loan represents $217,500,000 of that total, $65,000,000 of which expired in connection with payments of principal on the Berkadia Loan in the first quarter of 2003. To the extent that future principal payments are received under the Berkadia Loan prior to maturity, such amounts will be used to paydown the Berkadia financing and the remaining $152,500,000 guarantee will expire proportionally at such times. The Berkadia Loan matures in August 2006.

Prior to the sale of CDS, the Company had agreed to provide project improvement bonds primarily for the benefit of the City of San Marcos for the San Elijo Hills project, which are required prior to the commencement of any project development. These bonds provide funds primarily to the City in the event that CDS is unable or unwilling to complete certain infrastructure improvements in the San Elijo Hills project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2002, the amount of outstanding bonds was $30,000,000, of which $25,400,000 expires in less than one year. The Company's remaining guarantee at December 31, 2002 is an $18,000,000 indemnification in connection with the financing of a real estate property.

Results of Operations

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. Actual results could differ from those estimates.

The allowance for loan losses is established through a provision that is charged to expense. As of December 31, 2002, the Company's allowance for loan losses was $31,800,000 or 8.5% of the related outstanding loan receivable balance of $373,600,000. The allowance for loan losses is an amount that the Company believes will be adequate to absorb probable losses inherent in its portfolio based on the Company's evaluations of the collectibility of loans and prior loan loss experience. Factors considered by the Company include actual experience, current economic trends, aging of the loan portfolio and collateral value. During periods of economic weakness, delinquencies, defaults, repossessions and losses generally increase. These periods may also be accompanied by decreased demand and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of a loss in the event of default. In addition, incentives offered by the automobile industry on new cars affect the supply of used cars and the value the Company may realize upon sale of repossessed automobiles. The allowance is based on judgments and assumptions and the actual loss experience may be different.

The Company records a valuation allowance to reduce its deferred taxes to the amount that is more likely than not to be realized. If the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if the Company were to determine that it would not be able to realize all or part of its net deferred taxes in the future, an adjustment would be charged to income in such period. The Company also records reserves for contingent tax liabilities related to potential exposure.

The Company accounts for its investment in Berkadia under the equity method of accounting. Although the Company has no cash investment in Berkadia, the Company has a contingent liability resulting from its guarantee of 10% of the third party financing provided to Berkadia. The total amount of the Company's guarantee is $152,500,000 as of March 7, 2003. Since the Company does not expect that Berkadia will suffer losses resulting in the Company having to fund its guarantee obligation, no reserve has been recorded.

As of December 31, 2002, the carrying amount of the Company's investment in the mining properties of MK Gold was approximately $59,300,000. The recoverability of this asset is entirely dependent upon the success of MK Gold's mining project at the Las Cruces copper deposit in the Pyrite Belt of Spain. Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The market price of copper has been depressed over the past couple of years, reflecting generally weak global economic conditions. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders of the current and expected future market price of copper. In addition, the actual price of copper, the operating cost of the mine and the capital cost to bring the mine into production will affect the recoverability of this asset. Based on the current status of the project and MK Gold's estimate of future financing costs and future cash flows, the Company believes the asset is recoverable.

Banking and Lending

Finance revenues, which reflect the level and mix of consumer instalment loans, decreased in 2002 as compared to 2001 due to fewer average loans outstanding. Average loans outstanding were $440,800,000, $545,000,000 and $423,000,000 for 2002, 2001 and 2000, respectively. This decline was primarily due to the Company's decision in September 2001 to stop originating subprime automobile loans. Although finance revenues decreased in 2002 as compared to 2001, pre-tax results increased primarily due to a $13,700,000 reduction in interest expense, due to reduced customer banking deposits and lower interest rates thereon, a net change of $10,000,000 in the accounting for the market values of interest rate swaps (discussed below), a decline in the provision for loan losses of $7,100,000, and lower salaries expense and operating costs resulting from the segment's restructuring efforts. These changes were partially offset by higher interest paid on interest rate swaps of $4,100,000.

In 2002, the banking and lending segment's provision for loan losses decreased as compared to the prior year primarily due to the decline in loans outstanding, although as a percent of outstanding loans it increased due to increased loss experience, particularly in the subprime automobile portfolio. The Company believes this loss experience reflects the difficulties experienced by subprime borrowers in the current economy. At December 31, 2002, the allowance for loan losses for the Company's entire loan portfolio was $31,800,000 or 8.5% of the net outstanding loans, compared to $35,700,000 or 6.8% of net outstanding loans at December 31, 2001.

The Company's remaining consumer lending programs have primarily consisted of marine, recreational vehicle, motorcycle and elective surgery loans. Due to current economic conditions, portfolio performance and the relatively small size of these loan portfolios and target markets, in January 2003 the Company stopped originating all consumer loans. The Company is considering its alternatives for its banking and lending operations, which could include selling or liquidating some or all of its loan portfolios, and outsourcing certain functions.

Although finance revenues increased in 2001 as compared to 2000, pre-tax results declined primarily due to a larger provision for loan losses, changes in market values of interest rate swaps, higher interest paid on interest rate swaps, charges recorded in connection with the Company's decision to stop originating new subprime automobile loans and to consolidate all operations in Salt Lake City, and higher interest expense due to the increased customer banking deposits through September of 2001. In 2001, the banking and lending segment's provision for loan losses increased $13,000,000 as compared to the prior year. This increase primarily reflected higher net charge-offs, for which the Company believes a weaker economy and increased bankruptcies were contributing factors, and an increase in the rates used by the Company to establish the allowance for loan losses in recognition of its increased loss experience. Pre-tax results for the banking and lending segment for 2001 also included $7,100,000 of charges related to consolidating all operations in Salt Lake City.

Pre-tax results for the banking and lending segment include income (expense) of $3,500,000 and ($6,500,000) for the years ended December 31, 2002 and 2001, respectively, resulting from mark-to-market changes on its interest rate swaps. The Company uses interest rate swaps to manage the impact of interest rate changes on its customer banking deposits. Although the Company believes that these derivative financial instruments serve as economic hedges, they do not meet certain effectiveness criteria under SFAS 133 and, therefore, are not accounted for as hedges.

Manufacturing

Manufacturing revenues for the plastics division declined approximately 5% in 2002 as compared to 2001 primarily due to reductions in the consumer products market of $3,800,000, partially offset by increases in the construction market of $1,200,000. The reductions in the consumer products market resulted from the loss of a customer for the Asian market and for its consumer dust wipe products, and reduced demand for one of the Company's healthcare products. Gross profit was largely unchanged for 2002 as compared to 2001, reflecting cost reduction initiatives that reduced labor costs, improved material utilization and reduced non-resin raw material costs.

For the year ended December 31, 2002, the division recorded an impairment charge of approximately $1,250,000 to write down the book value of certain production lines that the division does not expect will be utilized over the next several years. These lines were initially purchased to provide additional capacity to produce a specific product for a specific customer; however, the customer discontinued the product in 2001 and the Company no longer believes that the cost of these lines are currently recoverable from other business. When the division's customer discontinued the product and terminated their contract in 2001, they were required to pay the division a termination payment of $3,500,000, which was recognized as other income in 2001. The division did not record an impairment charge in 2001 since its expected production volume for these lines would have resulted in future cash flows that did not support an impairment charge at that time.

Manufacturing revenues, gross profit and pre-tax results for the plastics division declined in 2001 as compared to 2000. Of the $11,400,000 decline in manufacturing revenues in 2001, the most significant reduction was in the consumer products market, which declined by $7,300,000. This decline was primarily due to a customer for the Asian market no longer using one of the Company's products and a lower than anticipated demand for consumer dust wipe products. In addition, increased competition in the agriculture, home furnishing and packaging markets and customer inventory reductions in the construction and certain industrial markets also contributed to the reduction in sales in 2001. Gross profit for 2001 declined primarily due to the decline in sales and higher fixed costs related to the Belgium manufacturing facility. The decline in pre-tax income in 2001 was partially offset by the contract termination gain referred to above.

Domestic Real Estate

Revenues from domestic real estate declined in 2002 as compared to 2001 as a result of lower gains from property sales of $16,400,000, and less rent income of $7,300,000 largely due to the sale of one of the Company's shopping centers in 2001 and two shopping centers during 2002, partially offset by increased revenues from the Company's Hawaiian hotel, which the Company began operating in the third quarter of 2001. The decline in pre-tax income also reflects greater operating costs, principally related to the Hawaiian hotel and a $1,300,000 write-down of a mortgage receivable.

During the fourth quarter of 2002, the Company sold one of its real estate subsidiaries, CDS, to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 24,742,268 shares of HomeFed's common stock, which represents approximately 30.3% of the outstanding HomeFed stock. CDS's principal asset is the master-planned community located in San Diego County, California known as San Elijo Hills, for which HomeFed has served as the development manager since 1998. The deferred gain on this sale of approximately $12,100,000 at December 31, 2002, will be recognized into income as the San Elijo Hills project is developed and sold. The Company is accounting for its investment in HomeFed under the equity method of accounting. Income recognized representing its share of HomeFed's earnings in 2002 was not material. Prior to the sale to HomeFed, the Company recognized pre-tax gains of $7,800,000 from sales of residential sites at San Elijo Hills during 2002.

The reduction in revenues and pre-tax income from domestic real estate in 2001 as compared to the prior year was principally due to the foreclosure gains recorded in 2000 and lower gains from property sales, net of costs. During 2001, the Company sold 691 residential sites and a school site resulting in pre-tax gains of $18,100,000 at San Elijo Hills.

Other

Investment and other income declined in 2002 as compared to 2001 principally due to reductions in gains from domestic property sales and rent income as discussed above, a reduction of $20,600,000 in investment income resulting from a decline in interest rates and a lower amount of invested assets, a decline of $9,200,000 in revenues from the Company's gas operations principally due to lower production and prices, and the gain recognized in 2001 of $6,300,000 from the sale of the Company's investment in two inactive insurance companies. The decreases were partially offset by a $14,300,000 gain from the sale of certain thoroughbred racetrack businesses and increased revenues from the Company's Hawaiian hotel of $8,200,000.

Investment and other income declined in 2001 as compared to 2000 in part from non-recurring income recognized in 2000 totaling $25,900,000, primarily consisting of foreclosure gains from certain domestic real estate properties of $10,700,000, a prepayment penalty related to certain promissory notes of $7,500,000 and a gain from the sale of a corporate owned aircraft of $7,700,000. In addition, investment and other income declined in 2001 due to decreased gains from sales of various domestic real estate properties of $8,500,000 and a reduction in revenues related to MK Gold of $10,100,000. Such decreases were partially offset by the 2001 gain from the sale of the Company's investment in two inactive insurance companies referred to above and increased revenues from the Company's oil and gas operations of $6,200,000.

Net securities gains (losses) for 2002 include a provision of $37,100,000 to write down the Company's investments in certain available for sale securities and its equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary. Net securities gains (losses) for 2000 include pre-tax security gains related to the Company's investments in Fidelity National Financial, Inc. ($90,900,000) and Jordan Telecommunication Products, Inc. ($24,800,000).

For 2002, the Company recognized $91,400,000 of pre-tax income from its equity investments in associated companies as compared to $24,600,000 of pre-tax losses for 2001. The increase in 2002 was primarily due to income from the Company's equity investment in Berkadia of $65,600,000 as compared to a loss from this investment of $70,400,000 in 2001, and $24,100,000 of income from the Company's equity investment in Olympus, an investment the Company made in December 2001. These increases were partially offset by a $11,900,000 decline in income from its investment in JPOF II, from which the Company recorded $15,200,000 of income in 2002, and a loss of $13,400,000 from the Company's equity investment in WilTel, representing the Company's share of WilTel's losses under the equity method of accounting.

For 2002, the Company's equity in the income of Berkadia consisted of pre-tax income of $59,000,000 related to the amortization of the discount on the Berkadia Loan and $6,600,000 from its share of the net interest spread on the Berkadia Loan. For 2001, the Company's equity in the loss of Berkadia consisted of a pre-tax loss of $94,400,000 for its share of FINOVA's losses under the equity method of accounting, $20,100,000 of pre-tax income related to the amortization of the discount on the Berkadia Loan and $3,900,000 of pre-tax income from its share of the net interest spread on the Berkadia Loan. As more fully described in Note 3 to the Company's consolidated financial statements, Berkadia's initial investment in the FINOVA stock and the Berkadia Loan are determined based upon the relative fair values of the securities received in exchange for the funds transferred to FINOVA. The fair value assigned to the FINOVA stock was based upon the trading price of FINOVA's common stock on the day the FINOVA stock was received, was far in excess of FINOVA's net worth and was inconsistent with the Company's view that the FINOVA common stock has a very limited value. Subsequent to acquisition, and principally as a result of the terrorist attacks on September 11, 2001, Berkadia recorded its share of FINOVA's losses in an amount that reduced Berkadia's investment in FINOVA's common stock to zero in 2001.

The book value of the Company's equity investment in Berkadia was negative $72,100,000 and negative $129,000,000 at December 31, 2002 and 2001, respectively. The negative carrying amount principally results from Berkadia's distribution of loan fees received and the Company's recognition in 2001 of its share of FINOVA's losses under the equity method of accounting. This negative carrying amount is being amortized into income over the term of the Berkadia Loan, and effectively represents an unamortized discount on the Berkadia Loan.

Since its acquisition in the fourth quarter of 2002, the Company has recorded its share of WilTel's losses under the equity method of accounting. As a result of its emergence from bankruptcy proceedings and its continued restructuring of its operations, WilTel has reduced its headcount, operating costs and interest expense. However, despite these cost reductions, the Company believes that WilTel will continue to report losses from continuing operations for the foreseeable future. Even if WilTel is able to generate breakeven cash flow from operations, substantial depreciation charges will still result in losses from continuing operations over the next several years. The Company will record its 47.4% share of these losses in its statements of operations, and the recognition of these losses could reduce the carrying amount of its investment in WilTel to zero. The Company will not record any further losses in WilTel if and when its investment is reduced to zero, unless the Company has guaranteed any of WilTel's obligations, or otherwise has committed or intends to commit to provide further financial support. The Company has not provided any such guarantees or commitments.

For 2001, the Company recognized $24,600,000 of pre-tax losses from its equity investments in associated companies as compared to $29,300,000 of pre-tax income for 2000. The loss in 2001 was primarily due to a loss of $70,400,000, representing the Company's share of the loss recorded by Berkadia, as described above. The Company's loss related to Berkadia was partially offset by income from other equity investments, the most significant of which related to JPOF II. The Company recognized income from its investment in JPOF II of $27,100,000 and $17,300,000 in 2001 and 2000, respectively.

The decline in interest expense for 2002 as compared to 2001 primarily reflects lower interest expense at the banking and lending segment due to reduced customer banking deposits and lower interest rates thereon.

Salaries expense in 2001 primarily reflects decreased expenses related to lower bonus expense.

Selling, general and other expenses increased in 2001 as compared to the prior year primarily due to higher provisions for loan losses and charges recorded in connection with consolidating the banking and lending operations referred to above, partially offset by lower expenses related to MK Gold.

Income taxes for 2002 reflect the reversal of tax reserves aggregating $120,000,000, as a result of the favorable resolution of certain federal income tax contingencies discussed above. Income taxes for 2001 reflect a benefit of $36,200,000 for the favorable resolution of federal and state income tax contingencies, and in 2000, the Company's effective income tax rate did not vary materially from the expected statutory federal rate.

Property and Casualty Insurance–Discontinued Operation

In December 2001, upon approval by the Company's Board of Directors to commence an orderly liquidation of the Empire Group, the Company classified as discontinued operations the property and casualty insurance operations of the Empire Group. The Empire Group had historically engaged in commercial and personal lines of property and casualty insurance, principally in the New York metropolitan area. The Empire Group only accepts new business that it is obligated to accept by contract or New York insurance law; it does not engage in any other business activities except for its claims runoff operations. The voluntary liquidation is expected to be substantially complete by 2005. In December 2001, the Company wrote down its investment in the Empire Group to its estimated net realizable value based on expected operating results and cash flows during the liquidation period, which indicated that the Company is unlikely to realize any value once the liquidation is complete. Accordingly, the Company recorded a $31,100,000 after-tax charge (net of taxes of $16,800,000) as a loss on disposal of discontinued operations to fully write-off its investment. While this estimated net realizable value represents management's best estimate, the amount the Company will ultimately realize could be, but is not expected to be, greater. The Company has no obligation to contribute additional capital to the Empire Group.

Recently Issued Accounting Standards

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 requires a liability be recognized at fair value for costs associated with exit or disposal activities only when the liability is incurred as opposed to at the time the Company commits to an exit plan as permitted under Emerging Issues Task Force Issue No. 94-3. In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), which requires a guarantor for certain guarantees to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applied on a prospective basis to guarantees issued or modified after December 31, 2002. In addition, FIN 45 modified the disclosure requirements for such guarantees effective for interim or annual periods ending after December 15, 2002; the Company has adopted these disclosure requirements. In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), which addresses consolidation of variable interest entities, which are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. The Company is reviewing the impact of the implementation of SFAS 146, the initial recognition and measurement provisions of FIN 45, and the implementation of FIN 46.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may relate, but are not limited, to projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "estimates", "expects", "anticipates", "believes", "plans", "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

The factors that could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified from time to time in the Company's public filings, including:

- general economic and market conditions or prevailing interest rate levels;
- changes in foreign and domestic laws, regulations and taxes;
- changes in competition and pricing environments;
- regional or general changes in asset valuation;
- the occurrence of significant natural disasters, the inability to reinsure certain risks economically, increased competition in the reinsurance markets, the adequacy of loss and loss adjustment expense reserves;
- weather related conditions that may affect the Company's operations or investments;
- changes in U.S. real estate markets, including the residential market in Southern California and the commercial and vacation markets in Hawaii;
- increased competition in the luxury segment of the premium table wine market;
- adverse economic, political or environmental developments in Spain that could delay or preclude the issuance of permits necessary to obtain the Company's copper mining rights or could result in increased costs of bringing the project to completion, increased costs in financing the development of the project and decreases in world wide copper prices;
- increased competition in the international and domestic plastics market and increased raw material costs;
- increased default rates and decreased value of assets pledged to the Company;
- further adverse regulatory action by the OCC;
- any deterioration in the business and operations of FINOVA, in the ability of FINOVA Capital to repay the Berkadia Loan, further deterioration in the value of the assets pledged by FINOVA and FINOVA Capital in connection with the Berkadia Loan;
- deterioration in the business and operations of WilTel and the ability of WilTel to generate operating profits and positive cash flows, WilTel's ability to retain key customers and suppliers, regulatory changes in the telecommunications markets and increased competition from reorganized telecommunication companies; and
- changes in the composition of the Company's assets and liabilities through acquisitions or divestitures.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio, its borrowing activities and the banking and lending activities of certain subsidiaries.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in shareholders' equity. Included in the Company's investment portfolio are fixed income securities, which comprised approximately 69% of the Company's total investment portfolio at December 31, 2002. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or guaranteed obligations. The estimated weighted average remaining life of these fixed income securities was approximately 4.6 years at December 31, 2002. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. The Company's investment portfolio also includes its investment in WMIG, carried at its aggregate market value of $121,100,000. This investment is approximately 19% of the Company's total investment portfolio, and its value is subject to change if the market value of the WMIG stock rises or falls. At December 31, 2001, fixed income securities comprised approximately 68% of the Company's total investment portfolio and had an estimated weighted average remaining life of 2.0 years. At December 31, 2002 and 2001, the Company's portfolio of trading securities was not material.

The Company is subject to interest rate risk on its long-term fixed interest rate debt and the Company-obligated mandatorily redeemable preferred securities of its subsidiary trust holding solely subordinated debt securities of the Company. Generally, the fair market value of debt and preferred securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The Company's banking and lending operations are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of the interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, mature or reprice in specified periods. The principal objectives of the Company's banking and lending asset/liability management activities are to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and to facilitate funding needs. The Company utilizes an interest rate sensitivity model as the primary quantitative tool in measuring the amount of interest rate risk that is present. The model quantifies the effects of various interest rate scenarios on the projected net interest margin over the ensuing twelve-month period. Derivative financial instruments, including interest rate swaps, may be used to modify the Company's indicated net interest sensitivity to levels deemed to be appropriate based on risk management policies and the Company's current economic outlook. Counterparties to such agreements are major financial institutions, which the Company believes are able to fulfill their obligations; however, if they are not, the Company believes that any losses are unlikely to be material.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate notes receivable and variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For loans, securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities. For banking and lending's variable rate products, the weighted average variable rates are based upon the respective pricing index at the reporting date. For money market deposits that have no contractual maturity, the table presents principal cash flows based on the Company's historical experience and management's judgment concerning their most likely withdrawal behaviors. For interest rate swaps, the table presents notional amounts by contractual maturity date.

For additional information, see Notes 5, 9 and 19 to Consolidated Financial Statements.

	Expected Maturity Date							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(Dollars in thousands)				
The Company, Excluding Banking and Lending:								
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government	$ 98,763	$ 16,536	$ –	$ 1,621	$ –	$ –	$116,920	$116,920
Weighted Average Interest Rate	1.64%	3.95%	–	4.14%	–	–		
Other Fixed Maturities:								
Rated Investment Grade	$ 10,783	$ 13,785	$ 1,567	$ 1,699	$ –	$ –	$ 27,834	$ 27,834
Weighted Average Interest Rate	6.43%	7.25%	5.96%	6.75%	–	–		
Rated Less Than Investment Grade/Not Rated	$ 15,298	$ 26,518	$ 9,045	$10,394	$15,404	$ 52,804	$129,463	$129,463
Weighted Average Interest Rate	7.43%	6.88%	5.32%	8.03%	9.17%	8.57%		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$ 1,515	$ 1,631	$ 21,265	$23,539	$ 2,233	$123,268	$173,451	$179,290
Weighted Average Interest Rate	7.92%	7.92%	7.92%	7.88%	7.88%	7.86%		
Variable Interest Rate Borrowings	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$11,929	$ 39,219	$ 59,604	$ 59,604
Weighted Average Interest Rate	2.20%	2.84%	3.50%	3.94%	4.32%	5.33%		
Other Rate Sensitive Financial Instruments:								
Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Subordinated Debt Securities of the Company	$ –	$ –	$ –	$ –	$ –	$ 98,200	$ 98,200	$ 98,200
Weighted Average Interest Rate	8.65%	8.65%	8.65%	8.65%	8.65%	8.65%		
Rate Sensitive Derivative Financial Instruments:								
Euro currency swap	$ 2,085	$ 2,085	$ 2,085	$ 2,085	$ 2,085	$ 4,693	$ 15,118	$ (1,566)
Average Pay Rate	5.89%	5.89%	5.89%	5.89%	5.89%	5.89%		
Average Receive Rate	7.60%	7.60%	7.60%	7.60%	7.60%	7.60%		
Pay Fixed/Receive Variable Interest Rate Swap	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 2,114	$ 39,219	$ 49,789	$ (4,251)
Average Pay Rate	5.01%	5.01%	5.01%	5.01%	5.01%	5.01%		
Average Receive Rate	1.70%	2.39%	3.09%	3.55%	3.95%	4.67%		
Off-Balance Sheet Items:								
Unused Lines of Credit	$152,500	$ –	$ –	$ –	$ –	$ –	$152,500	$152,500
Weighted Average Interest Rate	1.45%	–	–	–	–	–		
Banking and Lending:								
Rate Sensitive Assets:								
Certificates of Deposit	$ 697	$ –	$ –	$ –	$ –	$ –	$ 697	$ 697
Weighted Average Interest Rate	2.06%	–	–	–	–	–	2.06%	
Fixed Interest Rate Securities	$ 9,725	$ 2,757	$ 1,651	$ 414	$ 1	$ 8,146	$ 22,694	$ 22,694
Weighted Average Interest Rate	9.06%	9.10%	9.12%	9.12%	10.93%	5.12%	7.62%	
Variable Interest Rate Securities	$ 29,843	$ 16,895	$ 12,839	$ 9,819	$ 2,993	$ 18,753	$ 91,142	$ 91,140
Weighted Average Interest Rate	3.22%	1.77%	1.78%	1.78%	1.83%	3.32%	2.57%	
Fixed Interest Rate Loans	$ 72,558	$ 73,017	$ 52,444	$21,427	$ 4,525	$ 82,039	$306,010	$280,351
Weighted Average Interest Rate	21.09%	21.00%	21.62%	21.35%	19.28%	18.66%	20.50%	
Variable Interest Rate Loans	$ 7,651	$ 2,896	$ 3,342	$ 3,930	$ 4,560	$ 45,215	$ 67,594	$ 67,287
Weighted Average Interest Rate	17.28%	19.00%	18.92%	18.61%	17.85%	15.24%	16.19%	

(continued)

	Expected Maturity Date							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(Dollars in thousands)				
Rate Sensitive Liabilities:								
Money Market Deposits	$ 36,004	$ 350	$ 350	$ –	$ –	$ –	$ 36,704	$ 36,704
Weighted Average Interest Rate	.30%	.25%	.25%	–	–	–	.30%	
Time Deposits	$247,609	$ 61,004	$ 28,255	$ 7,574	$11,758	$ –	$356,200	$362,863
Weighted Average Interest Rate	3.30%	3.90%	3.53%	5.33%	4.58%	–	3.50%	
Fixed Interest Rate Borrowings	$ 18	$ –	$ –	$ –	$ –	$ –	$ 18	$ 18
Weighted Average Interest Rate	7.38%	–	–	–	–	–	7.38%	
Rate Sensitive Derivative Financial Instruments:								
Pay Fixed/Receive Variable Interest Rate Swap	$160,000	$ –	$ –	$ –	$ –	$ –	$160,000	$ (3,135)
Average Pay Rate	6.22%	–	–	–	–	–	6.22%	
Average Receive Rate	1.76%	–	–	–	–	–	1.76%	
Off-Balance Sheet Items:								
Commitments to Extend Credit	$ 5,503	$ –	$ –	$ –	$ –	$ –	$ 5,503	$ 5,503
Weighted Average Interest Rate	17.44%	–	–	–	–	–	17.44%	
Unused Lines of Credit	$ 3,000	$ –	$ –	$ –	$ –	$ 17,192	$ 20,192	$ 20,192
Weighted Average Interest Rate	4.75%	–	–	–	–	1.25%	1.77%	

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information to be included under the caption "Nominees for Election as Directors" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the 1934 Act in connection with the 2003 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

Equity Compensation Plan Information

The following table summarizes information regarding the Company's equity compensation plans as of December 31, 2002. All outstanding awards relate to the Company's common stock.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,353,070	$25.29	578,050
Equity compensation plans not approved by security holders	–	–	–
Total	1,353,070	$25.29	578,050

The information to be included under the caption "Present Beneficial Ownership of Common Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information to be included under the caption "Executive Compensation–Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Controls and Procedures.

(a) Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a)(1)(2) **Financial Statements and Schedules.**

(3) **Executive Compensation Plans and Arrangements.**

1999 Stock Option Plan (filed as Annex A to the Company's Proxy Statement dated April 9, 1999 (the "1999 Proxy Statement")).

Amended and Restated Shareholders Agreement dated as of December 16, 1997 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "1997 10-K")).

Leucadia National Corporation Senior Executive Annual Incentive Bonus Plan (filed as Annex D to the Company's Proxy Statement dated October 3, 1997 (the "1997 Proxy Statement")).

Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "1993 10-K")).

Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the "2001 10-K")).

Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.18 to the 1993 10-K).

Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.21 to the 2001 10-K).

Deferred Compensation Agreement between the Company and Joseph S. Steinberg dated December 8, 1998 (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "1998 10-K")).

Deferred Compensation Agreement between the Company and Joseph S. Steinberg dated as of December 30, 1999 (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "1999 10-K")).

Deferred Compensation Agreement between the Company and Mark Hornstein dated as of January 10, 2000 (filed as Exhibit 10.17 to the 1999 10-K).

Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of January 10, 2000 (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 10-K")).

Deferred Compensation Agreement between the Company and Mark Hornstein dated as of December 29, 2000 (filed as Exhibit 10.18 to the 2000 10-K).

Leucadia National Corporation Senior Executive Warrant Plan (filed as Annex B to the 1999 Proxy Statement).

Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of December 20, 2001 (filed as Exhibit 10.28 to the 2001 10-K).

Deferred Compensation Agreement between the Company and Mark Hornstein dated as of December 27, 2001 (filed as Exhibit 10.29 to the 2001 10-K).

Deferred Compensation Agreement between the Company and Mark Hornstein dated as of December 16, 2002.

(b) **Reports on Form 8-K.**

The Company filed current reports on Form 8-K dated October 15, 2002, October 16, 2002 and December 24, 2002 which set forth information under Item 5. Other Events and Item 7. Financial Statements and Exhibits.

The Company filed current reports on Form 8-K dated November 27, 2002 which set forth information under Item 2. Acquisition or Disposition of Assets, Item 5. Other Events and Item 7. Financial Statements and Exhibits.

(c) **Exhibits.**

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002.

3.3 Amended and Restated By-laws as amended through February 23, 1999 (filed as Exhibit 3.2 to the 1998 10-K).*

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan (filed as Annex A to the 1999 Proxy Statement).*

10.2 Articles and Agreement of General Partnership, effective as of April 15, 1985, of Jordan/Zalaznick Capital Company (filed as Exhibit 10.20 to the Company's Registration Statement No. 33-00606).*

10.3 Operating Agreement of The Jordan Company LLC, dated as of July 23, 1998 (filed as Exhibit 10.3 to the 1998 10-K).*

10.4 Leucadia National Corporation Senior Executive Warrant Plan (filed as Annex B to the 1999 Proxy Statement).*

10.5 Amended and Restated Shareholders Agreement dated as of December 16, 1997 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.4 to the 1997 10-K).*

10.6 Deferred Compensation Agreement between the Company and Joseph S. Steinberg dated December 8, 1998 (filed as Exhibit 10.6 to the 1998 10-K).*

* Incorporated by reference.

10.7 Form of Amended and Restated Revolving Credit Agreement dated as of June 27, 2000 between the Company, Fleet National Bank as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and the Banks signatory thereto, with Fleet Boston Robertson Stephens, Inc., as Arranger (filed as Exhibit 10.9 to the 2000 10-K).*

10.8 Form of First Amendment, dated as of August 10, 2001, to Amended and Restated Revolving Credit Agreement dated as of June 27, 2000 between the Company, Fleet National Bank as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and the Banks signatory thereto, with Fleet Boston Robertson Stephens, Inc., as Arranger (filed as Exhibit 10.8 to the Company's 2001 10-K).*

10.9 Purchase Agreement among Conseco, Inc., the Company, Charter National Life Insurance Company, Colonial Penn Group, Inc., Colonial Penn Holdings, Inc., Leucadia Financial Corporation, Intramerica Life Insurance Company, Colonial Penn Franklin Insurance Company and Colonial Penn Insurance Company dated as of April 30, 1997 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997).*

10.10 Purchase Agreement among General Electric Capital Corporation, the Company, Charter National Life Insurance Company, Colonial Penn Group Inc. and Colonial Penn Holdings, Inc. dated as of June 30, 1997 (filed as Annex A to the 1997 Proxy Statement).*

10.11 Purchase Agreement by and among Allstate Life Insurance Company, Allstate Life Insurance Company of New York, Charter National Life Insurance Company, Intramerica Life Insurance Company and the Company, dated February 11, 1998 (filed as Exhibit 10.16 to the 1997 10-K).*

10.12 Leucadia National Corporation Senior Executive Annual Incentive Bonus Plan (filed as Annex D to the 1997 Proxy Statement).*

10.13 Stock Purchase Agreement by and between the Company and Allstate Life Insurance Company dated as of December 18, 1998 (filed as Exhibit 10.14 to the 1998 10-K).*

10.14 Deferred Compensation Agreement between the Company and Joseph S. Steinberg dated as of December 30, 1999 (filed as Exhibit 10.16 to the Company's 1999 10-K).*

10.15 Deferred Compensation Agreement between the Company and Mark Hornstein dated as of January 10, 2000 (filed as Exhibit 10.17 to the 1999 10-K).*

10.16 Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of January 10, 2000 (filed as Exhibit 10.17 to the 2000 10-K).*

10.17 Deferred Compensation Agreement between the Company and Mark Hornstein dated as of December 29, 2000 (filed as Exhibit 10.18 to the 2000 10-K).*

10.18 Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.17 to the Company's 1993 Form 10-K).*

10.19 Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Ian M. Cumming (filed as Exhibit 10.19 to the 2001 10-K).*

10.20 Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.18 to the 1993 10-K).*

10.21 Amendment, dated as of May 5, 1999, to the Employment Agreement made as of December 28, 1993 by and between the Company and Joseph S. Steinberg (filed as Exhibit 10.21 to the 2001 10-K).*

10.22 Commitment Letter dated February 26, 2001 among the Company, Berkshire Hathaway Inc., Berkadia LLC, The FINOVA Group Inc. and FINOVA Capital Corporation (filed as Exhibit 10.19 to the 2000 10-K).*

10.23 Management Services Agreement dated as of February 26, 2001 among The FINOVA Group Inc., the Company and Leucadia International Corporation (filed as Exhibit 10.20 to the 2000 10-K).*

* Incorporated by reference.

10.24	Leucadia National Corporation Guaranty to Fleet Securities, Inc., as administrative agent, and the lenders from time to time party to the Fleet Facility, dated as of August 21, 2001 (filed as Exhibit 4 to the Schedule 13D filed with the SEC on August 28, 2001 in respect of Company Common Stock by Berkshire Hathaway Inc. et al. (the "Berkshire Schedule 13D")).*
10.25	Berkadia Management LLC Operating Agreement, dated August 21, 2001, by and between BH Finance LLC and WMAC Investment Corporation (filed as Exhibit 8 to the Berkshire Schedule 13D).*
10.26	Voting Agreement, dated August 21, 2001, by and among Berkadia LLC, Berkshire Hathaway Inc., the Company and The FINOVA Group Inc. (filed as Exhibit 10.J to the Company's Current Report on Form 8-K dated August 27, 2001).*
10.27	First Amended and Restated Berkadia LLC Operating Agreement, dated August 21, 2001, by and among BHF Berkadia Member Inc., WMAC Investment Corporation and Berkadia Management LLC (filed as Exhibit 11 to the Berkshire Schedule 13D).*
10.28	Deferred Compensation Agreement between the Company and Thomas E. Mara dated as of December 20, 2001 (filed as Exhibit 10.28 to the 2001 10-K).*
10.29	Deferred Compensation Agreement between the Company and Mark Hornstein dated as of December 27, 2001 (filed as Exhibit 10.29 to the 2001 10-K).*
10.30	Settlement Agreement dated as of July 26, 2002, by and among The Williams Companies Inc. ("TWC"), Williams Communications Group, Inc. ("WCG"), CG Austria, Inc., the official committee of unsecured creditors and the Company (filed as Exhibit 99.2 to the Current Report on Form 8-K of WCG dated July 31, 2002 (the "WCG July 31, 2002 8-K")).*
10.31	Investment Agreement, dated as of July 26, 2002, by and among the Company, WCG and, for purposes of Section 7.4 only, Williams Communications, LLC ("WCL") (filed as Exhibit 99.4 to the WCG July 31, 2002 8-K).*
10.32	First Amendment, made as of September 30, 2002, to the Investment Agreement, dated as of July 26, 2002, by and among the Company, WCG and WCL (filed as Exhibit 99.4 to the Current Report on Form 8-K of WCG dated October 24, 2002 (the "WilTel October 24, 2002 8-K")).*
10.33	Second Amendment, made as of October 15, 2002, to the Investment Agreement, dated as of July 26, 2002, as amended on September 30, 2002, by and among the Company, WCG and WCL (filed as Exhibit 99.5 to the WilTel October 24, 2002 8-K).*
10.34	Purchase and Sale Agreement, dated as of July 26, 2002, by and between TWC and the Company (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K dated July 31, 2002).*
10.35	Amendment, made as of October 15, 2002, to the Purchase and Sale Agreement, dated as of July 26, 2002, by and among the Company and TWC (filed as Exhibit 99.2 to the WilTel October 24, 2002 8-K).*
10.36	Escrow Agreement, dated as of October 15, 2002, among the Company, TWC, WilTel and The Bank of New York, as Escrow Agent (filed as Exhibit 99.3 to the WilTel October 24, 2002 8-K).*
10.37	Share Purchase Agreement, dated April 17, 2002 between LUK Fidei L.L.C. and Hampton Trust PLC.
10.38	Reiterative Share Purchase Agreement, dated June 4, 2002, among Savits AB Private, Hampton Trust Holding (Europe) SA, John C. Jones and Herald Century Consolidated SA.
10.39	Stock Purchase Agreement, dated as of October 21, 2002, between HomeFed Corporation ("HomeFed") and the Company (filed as Exhibit 10.1 to the Current Report on Form 8-K of HomeFed dated October 22, 2002).*
10.40	Second Amended and Restated Berkadia LLC Operating Agreement, dated December 2, 2002, by and among BH Finance LLC and WMAC Investment Corporation.
10.41	Subscription Agreement made and entered into as of December 23, 2002 by and among the Company and each of the entities named in Schedule I thereto.
10.42	Deferred Compensation Agreement between the Company and Mark Hornstein dated as of December 26, 2002.

* Incorporated by reference.

21	Subsidiaries of the registrant.
23.1	Consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference into the Company's Registration Statement on Form S-8 (File No. 2-84303), Form S-8 and S-3 (File No. 33-6054), Form S-8 and S-3 (File No. 33-26434), Form S-8 and S-3 (File No. 33-30277), Form S-8 (File No. 33-61682), Form S-8 (File No. 33-61718), Form S-8 (File No. 333-51494) and Form S-4 (File No. 333-86018).
23.2	Independent Auditors' Consent from PricewaterhouseCoopers, with respect to the inclusion in this Annual Report on Form 10-K the financial statements of Olympus Re Holdings, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).
23.3	Consent of independent auditors from Ernst & Young LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Berkadia LLC and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 2-84303), Form S-8 and S-3 (No. 33-6054), Form S-8 and S-3 (No. 33-26434), Form S-8 and S-3 (No. 33-30277), Form S-8 (No. 33-61682), Form S-8 (No. 33-61718), Form S-8 (No. 333-51494) and Form S-4 (No. 333-86018).
99.1	Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(d) **Financial statement schedules.**

(1) Berkadia LLC financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and for the period from inception, February 26, 2001, to December 31, 2001.

(2) Olympus Re Holdings, Ltd. combined financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and for the period from date of incorporation, December 3, 2001 to December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

March 28, 2003

By: /s/ BARBARA L. LOWENTHAL

Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

Signature	Title
/s/ IAN M. CUMMING Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	President and Director (Principal Executive Officer)
/s/ JOSEPH A. ORLANDO Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ BARBARA L. LOWENTHAL Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
/s/ PAUL M. DOUGAN Paul M. Dougan	Director
/s/ LAWRENCE D. GLAUBINGER Lawrence D. Glaubinger	Director
/s/ JAMES E. JORDAN James E. Jordan	Director
/s/ JESSE CLYDE NICHOLS, III Jesse Clyde Nichols, III	Director

CERTIFICATIONS

I, Ian M. Cumming, certify that:

1. I have reviewed this annual report on Form 10-K of Leucadia National Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Ian M. Cumming

Ian M. Cumming
Chairman of the Board and
Chief Executive Officer

CERTIFICATIONS

I, Joseph S. Steinberg, certify that:

1. I have reviewed this annual report on Form 10-K of Leucadia National Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Joseph S. Steinberg

Joseph S. Steinberg
President

CERTIFICATIONS

I, Joseph A. Orlando, certify that:

1. I have reviewed this annual report on Form 10-K of Leucadia National Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

By: /s/ Joseph A. Orlando

Joseph A. Orlando
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Leucadia National Corporation

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1)(2) of this Form 10-K, present fairly, in all material respects, the financial position of Leucadia National Corporation and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1)(2) of this Form 10-K, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
March 12, 2003

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001

(Dollars in thousands, except par value)

	2002	2001
Assets		
Investments:		
Available for sale (aggregate cost of $484,571 and $579,342)	**$ 569,861**	$ 626,584
Trading securities (aggregate cost of $49,888 and $68,547)	**48,036**	63,850
Held to maturity (aggregate fair value of $766 and $1,665)	**768**	1,666
Other investments, including accrued interest income	**6,206**	14,949
Total investments	**624,871**	707,049
Cash and cash equivalents	**418,600**	373,222
Trade, notes and other receivables, net	**407,422**	596,229
Prepaids and other assets	**187,046**	227,709
Property, equipment and leasehold improvements, net	**166,207**	162,158
Investments in associated companies:		
WilTel Communications Group, Inc.	**340,551**	–
Other associated companies	**397,081**	358,761
Net assets of discontinued operations	**–**	43,959
Total	**$2,541,778**	$2,469,087
Liabilities		
Customer banking deposits	**$ 392,904**	$ 476,495
Trade payables and expense accruals	**77,394**	74,988
Other liabilities	**140,586**	215,689
Income taxes payable	**38,231**	124,692
Deferred tax liability	**16,556**	17,051
Debt, including current maturities	**233,073**	252,279
Total liabilities	**898,744**	1,161,194
Commitments and contingencies		
Minority interest	**10,309**	14,240
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	**98,200**	98,200
Shareholders' Equity		
Series A Non-Voting Convertible Preferred Stock	**47,507**	–
Common shares, par value $1 per share, authorized 150,000,000 shares; 58,268,572 and 55,318,257 shares issued and outstanding, after deducting 60,213,299 and 63,117,584 shares held in treasury	**58,269**	55,318
Additional paid-in capital	**154,260**	54,791
Accumulated other comprehensive income	**56,025**	14,662
Retained earnings	**1,218,464**	1,070,682
Total shareholders' equity	**1,534,525**	1,195,453
Total	**$2,541,778**	$2,469,087

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2002, 2001 and 2000

(In thousands, except per share amounts)

	2002	2001	2000
Revenues:			
Manufacturing	**$ 50,744**	$ 53,667	$ 65,019
Finance	**87,812**	113,422	89,007
Investment and other income	**140,315**	178,622	214,418
Net securities gains (losses)	**(37,066)**	28,450	124,964
	241,805	374,161	493,408
Expenses:			
Manufacturing cost of goods sold	**33,963**	36,803	40,650
Interest	**33,547**	47,763	48,109
Salaries	**41,814**	42,611	48,815
Selling, general and other expenses	**174,006**	173,902	154,531
	283,330	301,079	292,105
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**(41,525)**	73,082	201,303
Income tax (benefit) provision:			
Current	**(116,817)**	30,362	39,898
Deferred	**(28,048)**	(41,703)	28,318
	(144,865)	(11,341)	68,216
Income from continuing operations before minority expense of trust preferred securities and equity in income (losses) of associated companies	**103,340**	84,423	133,087
Minority expense of trust preferred securities, net of taxes	**(5,521)**	(5,521)	(5,521)
Equity in income (losses) of associated companies, net of taxes	**54,712**	(15,974)	19,040
Income from continuing operations	**152,531**	62,928	146,606
Income (loss) from discontinued operations, net of taxes	**4,580**	(39,742)	(30,598)
Gain (loss) on disposal of discontinued operations, net of taxes	**4,512**	(31,105)	–
Income (loss) before cumulative effect of a change in accounting principle	**161,623**	(7,919)	116,008
Cumulative effect of a change in accounting principle	**–**	411	–
Net income (loss)	**$161,623**	$ (7,508)	$116,008
Basic earnings (loss) per common share:			
Income from continuing operations	**$2.74**	$1.13	$2.64
Income (loss) from discontinued operations	**.08**	(.72)	(.55)
Gain (loss) on disposal of discontinued operations	**.08**	(.56)	–
Cumulative effect of a change in accounting principle	**–**	.01	–
Net income (loss)	**$2.90**	$(.14)	$2.09
Diluted earnings (loss) per common share:			
Income from continuing operations	**$2.72**	$1.13	$2.64
Income (loss) from discontinued operations	**.08**	(.72)	(.55)
Gain (loss) on disposal of discontinued operations	**.08**	(.56)	–
Cumulative effect of a change in accounting principle	**–**	.01	–
Net income (loss)	**$2.88**	$(.14)	$2.09

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2002, 2001 and 2000

(In thousands, except par value and per share amounts)

	Series A Non-Voting Convertible Preferred Stock	Common Shares $1 Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, January 1, 2000	$ –	$56,802	$ 84,929	$(9,578)	$ 989,835	$1,121,988
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $9,078				16,386		16,386
Net change in unrealized foreign exchange gain (loss), net of taxes of $47				(4,223)		(4,223)
Net income					116,008	116,008
Comprehensive income						128,171
Purchase of stock for treasury		(1,505)	(30,589)			(32,094)
Dividends ($.25 per common share)					(13,824)	(13,824)
Balance, December 31, 2000	–	55,297	54,340	2,585	1,092,019	1,204,241
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $9,537				17,850		17,850
Net change in unrealized foreign exchange gain (loss), net of taxes of $882				(5,366)		(5,366)
Net change in unrealized gain (loss) on derivative instruments (including the cumulative effect of a change in accounting principle of $1,371), net of taxes of $219				(407)		(407)
Net loss					(7,508)	(7,508)
Comprehensive income						4,569
Exercise of options to purchase common shares		23	494			517
Purchase of stock for treasury		(2)	(43)			(45)
Dividends ($.25 per common share)					(13,829)	(13,829)
Balance, December 31, 2001	–	55,318	54,791	14,662	1,070,682	1,195,453
Comprehensive income:						
Net change in unrealized gain (loss) on investments, net of taxes of $14,215				26,331		26,331
Net change in unrealized foreign exchange gain (loss), net of taxes of $1,691				16,375		16,375
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $724				(1,343)		(1,343)
Net income					161,623	161,623
Comprehensive income						202,986
Issuance of convertible preferred shares	47,507					47,507
Issuance of common shares		2,908	98,585			101,493
Exercise of options to purchase common shares		46	996			1,042
Purchase of stock for treasury		(3)	(112)			(115)
Dividends ($.25 per common share)					(13,841)	(13,841)
Balance, December 31, 2002	$47,507	$58,269	$154,260	$56,025	$1,218,464	$1,534,525

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Net cash flows from operating activities:			
Net income (loss)	**$ 161,623**	$ (7,508)	$ 116,008
Adjustments to reconcile net income (loss) to net cash provided by (used for) operations:			
Cumulative effect of a change in accounting principle	**–**	(411)	–
(Benefit) provision for deferred income taxes	**(28,048)**	(35,291)	28,318
Depreciation and amortization of property, equipment and leasehold improvements	**18,714**	17,476	15,903
Other amortization (primarily related to investments)	**(2,517)**	(14,108)	(2,838)
Provision for doubtful accounts	**36,248**	43,263	30,320
Net securities (gains) losses	**37,066**	(28,450)	(124,964)
Equity in (income) losses of associated companies	**(54,712)**	15,974	(19,040)
(Gain) on disposal of real estate, property and equipment, and other assets	**(35,051)**	(48,407)	(65,154)
(Gain) loss on disposal of discontinued operations	**(4,512)**	31,105	–
Investments classified as trading, net	**48,990**	(6,675)	(3,978)
Net change in:			
Trade and other receivables	**10,681**	574	(10,617)
Prepaids and other assets	**(1,021)**	(3,055)	(3,039)
Trade payables and expense accruals	**11,936**	(34,940)	(54,111)
Other liabilities	**(4,243)**	(1,925)	12,824
Income taxes payable	**(137,327)**	(13,180)	(8,908)
Other	**2,934**	6,941	9,753
Net change in net assets of discontinued operations	**(5,384)**	63,982	53,039
Net cash provided by (used for) operating activities	**55,377**	(14,635)	(26,484)
Net cash flows from investing activities:			
Acquisition of real estate, property, equipment and leasehold improvements	**(37,854)**	(51,920)	(83,119)
Proceeds from disposals of real estate, property and equipment, and other assets	**108,146**	187,629	221,909
Proceeds from disposal of discontinued operations, net of expenses	**66,241**	–	–
Reduction in cash related to sale of subsidiary, net of cash proceeds from sale	**(18,979)**	–	–
Advances on loan receivables	**(81,650)**	(262,388)	(355,604)
Principal collections on loan receivables	**174,718**	186,626	148,259
Advances on notes receivables	**(2,390)**	(9,593)	(30,864)
Collections on notes receivables	**4,373**	39,790	266,954
Investments in associated companies	**(375,307)**	(186,782)	(108,600)
Distributions from associated companies	**43,807**	123,871	19,784
Purchases of investments (other than short-term)	**(1,143,361)**	(1,014,015)	(769,194)
Proceeds from maturities of investments	**657,487**	696,340	68,688
Proceeds from sales of investments	**548,249**	201,840	898,842
Net cash (used for) provided by investing activities	**(56,520)**	(88,602)	277,055

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Net cash flows from financing activities:			
Net change in short-term borrowings	**$ –**	$ –	$ (75,500)
Net change in customer banking deposits	**(82,351)**	(45,928)	192,512
Issuance of long-term debt, net of issuance costs	**6,145**	71,496	105,850
Reduction of long-term debt	**(13,265)**	(10,555)	(113,114)
Issuance of convertible preferred shares	**47,507**	–	–
Issuance of common shares	**102,535**	517	–
Purchase of common shares for treasury	**(115)**	(45)	(32,094)
Dividends paid	**(13,841)**	(13,829)	(13,824)
Net cash provided by financing activities	**46,615**	1,656	63,830
Effect of foreign exchange rate changes on cash	**(94)**	(564)	(51)
Net increase (decrease) in cash and cash equivalents	**45,378**	(102,145)	314,350
Cash and cash equivalents at January 1,	**373,222**	475,367	161,017
Cash and cash equivalents at December 31,	**$ 418,600**	$ 373,222	$ 475,367
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 34,681**	$ 51,232	$ 44,213
Income tax payments, net of refunds	**$ 17,314**	$ 11,885	$ 24,774

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, and property and casualty reinsurance, principally in markets in the United States, and development of a copper mine in Spain.

The Company's telecommunications operations are conducted through its 47.4% interest in WilTel Communications Group, Inc. ("WilTel"), a public company (traded on the Nasdaq National Market, Symbol: WTEL) that owns or leases and operates a nationwide inter-city fiber-optic network, extended locally and globally, to provide Internet, data, voice and video services.

The Company's banking and lending operations principally consist of making instalment loans to niche markets primarily funded by customer banking deposits insured by the Federal Deposit Insurance Corporation ("FDIC"). Historically, the Company's principal lending activities have consisted of providing collateralized personal automobile loans to individuals with poor credit histories. As a result of increased loss experience and declining profitability in its auto lending program, the Company stopped originating new subprime automobile loans in September 2001. Due to current economic conditions, portfolio performance and the relatively small size of the Company's other consumer loan portfolios and target markets, in January 2003 the Company decided to stop originating all consumer loans. The Company is considering its alternatives for its banking and lending operations, which could include selling or liquidating some or all of its loan portfolios, and outsourcing certain functions.

The Company's manufacturing operations manufacture and market proprietary lightweight plastic netting used for a variety of purposes including, among other things, construction, agriculture, packaging, carpet padding, filtration and consumer products.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's winery operations consist of two wineries, which produce and sell wines in the luxury segment of the premium table wine market.

The Company's copper mine development operations consist of its 72.8% interest in MK Gold Company ("MK Gold"), a company that is traded on the NASD OTC Bulletin Board.

During the second quarter of 2002, the Company sold its interest in Compagnie Fonciere FIDEI ("Fidei"), a French real estate company and, accordingly, has classified its foreign real estate operations as discontinued operations. Prior period financial statements have been reclassified to conform with this presentation.

2. Significant Accounting Policies:

(a) ***Critical Accounting Policies and Estimates:*** The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. Actual results could differ from those estimates.

2. Significant Accounting Policies, continued:

The allowance for loan losses is established through a provision for loan losses charged to expense. The allowance for loan losses is an amount that the Company believes will be adequate to absorb probable losses inherent in its portfolio based on the Company's evaluations of the collectibility of loans and prior loan loss experience. Factors considered by the Company include actual experience, current economic trends, aging of the loan portfolio and collateral value. During periods of economic weakness, delinquencies, defaults, repossessions and losses generally increase. These periods may also be accompanied by decreased demand and declining values of automobiles securing outstanding loans, which weakens collateral coverage and increases the amount of a loss in the event of default. In addition, incentives offered by the automobile industry on new cars affect the supply of used cars and the value the Company may realize upon sale of repossessed automobiles. The allowance for loan losses is based on numerous judgments and assumptions and actual loss experience may be different.

The Company records a valuation allowance to reduce its deferred taxes to the amount that is more likely than not to be realized. If the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would increase income in such period. Similarly, if the Company were to determine that it would not be able to realize all or part of its net deferred taxes in the future, an adjustment would be charged to income in such period. The Company also records reserves for contingent tax liabilities related to potential exposure.

The Company accounts for its investment in Berkadia under the equity method of accounting. Although the Company has no cash investment in Berkadia, the Company has a contingent liability resulting from its guarantee of 10% of the third party financing provided to Berkadia. Since the Company does not expect that Berkadia will suffer losses resulting in the Company having to fund its guarantee obligation, no reserve has been recorded.

As of December 31, 2002, the carrying amount of the Company's investment in the mining properties of MK Gold was approximately $59,300,000. The recoverability of this asset is entirely dependent upon the success of MK Gold's mining project at the Las Cruces copper deposit in the Pyrite Belt of Spain. Mining will be subject to obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The market price of copper has been depressed over the past couple of years, reflecting generally weak global economic conditions. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders of the current and expected future market price of copper. In addition, the actual price of copper, the operating cost of the mine and the capital cost to bring the mine into production will affect the recoverability of this asset. Based on the current status of the project and MK Gold's estimate of future financing costs and future cash flows, the Company believes the asset is recoverable.

(b) ***Consolidation Policy:*** The consolidated financial statements include the accounts of the Company and all majority-owned entities except for those in which control does not rest with the Company due to the significant participating or controlling rights of other parties. All significant intercompany transactions and balances are eliminated in consolidation.

Associated companies are investments in equity interests of entities that the Company does not control and that are accounted for on the equity method of accounting.

Certain amounts for prior periods have been reclassified to be consistent with the 2002 presentation and for discontinued operations.

(c) ***Statements of Cash Flows:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents

2. Significant Accounting Policies, continued:

include short-term investments of $267,900,000 and $286,100,000 at December 31, 2002 and 2001, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of shareholders' equity, net of taxes.

Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do. Estimated fair values are principally based on quoted market prices.

Investments with an impairment in value considered to be other than temporary are written down to estimated net realizable values. The writedowns are included in "Net securities gains (losses)" in the Consolidated Statements of Operations. The cost of securities sold is based on average cost.

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization ($117,500,000 and $112,600,000 at December 31, 2002 and 2001, respectively). Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) ***Revenue Recognition:*** Revenue from loans made by the banking and lending operations is recognized over the term of the loan to provide a constant yield on the daily principal balance outstanding. Manufacturing revenues are recognized when title passes, which is generally upon shipment of goods. Revenue from the sale of real estate is recognized when title passes.

(g) ***Income Taxes:*** The Company provides for income taxes using the liability method. The future benefit of certain tax loss carryforwards and future deductions is recorded as an asset. A valuation allowance is provided if deferred tax assets are not considered to be more likely than not to be realized.

(h) ***Derivative Financial Instruments:*** On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("SFAS 133"). Under SFAS 133, the Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has utilized derivative financial instruments to manage the impact of changes in interest rates on its customer banking deposits and certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities. Although the Company believes that these derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in foreign subsidiaries, they do not meet the effectiveness criteria under SFAS 133, and therefore are not accounted for as hedges.

In accordance with the transition provisions of SFAS 133, the Company recorded income from a cumulative effect of a change in accounting principle of $411,000, net of taxes, in results of operations for the year ended December 31, 2001 and recorded a loss of $1,371,000, net of taxes, as a cumulative effect of a change in accounting principle in accumulated other comprehensive income. The net pre-tax charge that the Company expects to reclassify during the next twelve months to investment and other income from the transition adjustment that was recorded in accumulated other comprehensive income is not material. Amounts recorded as charges to investment and other income as a result of accounting for its derivative financial instruments in accordance with SFAS 133 were $1,700,000 and $2,300,000 for the

Notes to Consolidated Financial Statements, continued

2. Significant Accounting Policies, continued:

years ended December 31, 2002 and 2001, respectively. Net unrealized losses on derivative instruments were $1,800,000 and $400,000 at December 31, 2002 and 2001, respectively.

(i) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange gains were $2,500,000 for 2002, $2,100,000 for 2000 and not material for 2001. Net unrealized foreign exchange losses were $200,000 and $16,600,000 at December 31, 2002 and 2001, respectively.

(j) ***Stock-Based Compensation:*** Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value method for accounting for stock-based compensation plans, either through recognition in the statements of operations or disclosure. As permitted, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized in the statements of operations for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been recorded in the statements of operations consistent with the provisions of SFAS 123, the Company's net income (loss) would not have been materially different from that reported in 2002, 2001 and 2000.

(k) ***Recently Issued Accounting Standards:*** In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 requires a liability be recognized at fair value for costs associated with exit or disposal activities only when the liability is incurred as opposed to at the time the Company commits to an exit plan as permitted under Emerging Issues Task Force Issue No. 94-3. In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), which requires a guarantor for certain guarantees to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applied on a prospective basis to guarantees issued or modified after December 31, 2002. In addition, FIN 45 modified the disclosure requirements for such guarantees effective for interim or annual periods ending after December 15, 2002; the Company has adopted these disclosure requirements. In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), which addresses consolidation of variable interest entities, which are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. The Company is reviewing the impact of the implementation of SFAS 146, the initial recognition and measurement provisions of FIN 45, and the implementation of FIN 46.

3. Investments in Associated Companies:

The Company has investments in several Associated Companies. The Company records its portion of the earnings of certain companies based on fiscal periods ended up to three months prior to the end of the Company's reporting period. The amounts reflected as equity in income (losses) of associated companies in the consolidated statements of operations are net of income tax provisions (benefits) of $36,700,000, $(8,600,000) and $10,300,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2002, except for Berkadia and WilTel which are separately summarized below. (Amounts are in thousands.)

	2002	2001
Assets	**$1,597,400**	$1,317,200
Liabilities	**584,500**	429,400
Net assets	**$1,012,900**	$ 887,800
The Company's portion of the reported net assets	**$ 387,600**	$ 340,400

	2002	2001	2000
Total revenues	**$ 479,200**	$ 277,700	$233,500
Income from continuing operations before extraordinary items	**$ 133,400**	$ 79,900	$ 42,900
Net income	**$ 136,600**	$ 96,700	$ 42,900
The Company's equity in net income	**$ 39,200**	$ 45,800	$ 29,300

The Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above table. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its aggregate net investment of $397,100,000.

During 2000, the Company invested $100,000,000 in the equity of a limited liability company, Jefferies Partners Opportunity Fund II, LLC ("JPOF II"), that is a registered broker-dealer. JPOF II is managed and controlled by Jefferies & Company, Inc., a full service investment bank to middle market companies. JPOF II invests in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the years ended December 31, 2002, 2001 and 2000, the Company recorded $15,200,000, $27,100,000 and $17,300,000, respectively, of pre-tax income from this investment under the equity method of accounting. These earnings were distributed by JPOF II as dividends shortly after the end of each year.

In December 2001, the Company invested $127,500,000 for an approximate 25% common stock interest in Olympus Re Holdings, Ltd. ("Olympus"), a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. For the year ended December 31, 2002, the Company recorded $24,100,000 of pre-tax income from this investment under the equity method of accounting.

In December 2001, the Company invested $50,000,000 in a limited partnership that invests primarily in securities and other obligations of highly leveraged, distressed and out of favor companies. For the year ended December 31, 2002, the Company recorded $4,500,000 of pre-tax losses from this investment under the equity method of accounting.

3. Investments in Associated Companies, continued:

In October 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed Corporation ("HomeFed") for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 24,742,268 shares of HomeFed's common stock, which represents approximately 30.3% of HomeFed's outstanding common stock. At December 31, 2002, the deferred gain on this sale was $12,100,000 which will be recognized into income as CDS's principal asset, the real estate project known as San Elijo Hills, is developed and sold. The Company is accounting for its investment in HomeFed under the equity method of accounting.

In November 2002, the Company sold its approximately 40% equity interest in certain thoroughbred racetrack businesses to a third party for net proceeds of $28,000,000. The sale resulted in a pre-tax gain of $14,300,000. As part of the transaction, the Company has an approximately 15% profits interest in a joint venture formed with the buyer of the businesses to pursue the potential development and management of gaming ventures in Maryland, including slot machines and video lottery terminals (if authorized by state law). The Company has no funding obligations for this joint venture.

In August 2001, Berkadia LLC, an entity jointly owned by the Company and Berkshire Hathaway Inc. loaned $5,600,000,000 on a senior secured basis to FINOVA Capital Corporation (the "Berkadia Loan"), the principal operating subsidiary of The FINOVA Group Inc. ("FINOVA"), to facilitate a chapter 11 restructuring of the outstanding debt of FINOVA and its principal subsidiaries. Berkadia also received 61,020,581 newly issued shares of common stock of FINOVA (the "FNV Shares"), representing 50% of the stock of FINOVA outstanding on a fully diluted basis. The Berkadia Loan is collateralized by substantially all of the assets of FINOVA and its subsidiaries and is guaranteed by FINOVA and substantially all of the subsidiaries of FINOVA and FINOVA Capital. Berkadia financed the Berkadia Loan with bank financing that is guaranteed, 90% by Berkshire Hathaway and 10% by the Company (with the Company's guarantee being secondarily guaranteed by Berkshire Hathaway), and that is also secured by Berkadia's pledge of the $5,600,000,000 five year senior secured promissory note from FINOVA Capital to Berkadia issued pursuant to the Berkadia Loan. The financing provided to Berkadia matures on the same date as the Berkadia Loan; principal payments prior to maturity are required only to the extent principal payments are received on the Berkadia Loan. As of March 7, 2003, principal payments have reduced the amount outstanding under the Berkadia Loan and Berkadia's financing to $1,525,000,000.

During 2001, Berkadia was paid a $60,000,000 commitment fee by FINOVA Capital upon execution of the commitment, and a $60,000,000 funding fee upon funding of the Berkadia Loan. The Company's share of these fees, $60,000,000 in the aggregate, was distributed to the Company shortly after the fees were received. In addition, FINOVA Capital has reimbursed Berkadia, Berkshire Hathaway and the Company for all fees and expenses incurred in connection with Berkadia's financing of its funding obligation under the commitment. In connection with the funding commitment, in February 2001, FINOVA entered into a ten-year management agreement with the Company, for which the Company receives an annual fee of $8,000,000.

Under the agreement governing Berkadia, the Company and Berkshire Hathaway have agreed to equally share the commitment fee, funding fee and all management fees. All income related to the Berkadia Loan, after payment of financing costs, will be shared 90% to Berkshire Hathaway and 10% to the Company. For 2002 and the 2001 period, the Company recorded income of $6,600,000 and $3,900,000, respectively, representing 10% of the net interest spread on the Berkadia Loan. All of this income has been distributed to the Company.

In August 2001, Berkadia transferred $5,540,000,000 in cash to FINOVA Capital, representing the $5,600,000,000 loan reduced by the funding fee of $60,000,000. As indicated above, in exchange for

3. Investments in Associated Companies, continued:

these funds, Berkadia received a $5,600,000,000 note from FINOVA Capital and the FNV Shares. Under generally accepted accounting principles, Berkadia was required to allocate the $5,540,000,000 cash transferred, reduced by the previously received $60,000,000 commitment fee, between its investment in the Berkadia Loan and the FNV Shares, based upon the relative fair values of the securities received. Further, the fair value of the FNV Shares was presumed to be equal to the trading price of the stock on the day Berkadia received the FNV Shares, with only relatively minor adjustments allowed for transfer restrictions and the inability of the traded market price to account for a large block transfer. The requirement to use the trading price as the basis for the fair value estimate resulted in an initial book value for the FNV Shares of $188,800,000, which was far in excess of the $17,600,000 aggregate book net worth of FINOVA on the effective date of the Plan, and was inconsistent with the Company's view that the FINOVA common stock has a very limited value. Based on this determination of fair value, Berkadia recorded an initial investment in the FNV Shares of $188,800,000 and in the Berkadia Loan of $5,291,200,000.

The allocation of $188,800,000 to the investment in the common stock of FINOVA, plus the $120,000,000 of cash fees received, were recorded and reflected as a discount from the face amount of the Berkadia Loan. The discount is being amortized to income over the life of the Berkadia Loan under the effective interest method.

Subsequent to acquisition, Berkadia accounts for its investment in the FINOVA common stock under the equity method of accounting. Berkadia's recognition of its share of FINOVA's losses was suspended once the carrying amount of Berkadia's equity interest in FINOVA was reduced to zero during 2001. Principally as a result of the terrorist attacks on September 11, 2001, Berkadia recorded its share of FINOVA's losses in an amount that reduced Berkadia's investment in FINOVA's common stock to zero. This non-cash loss recorded by Berkadia is being reversed by Berkadia's accretion of the non-cash portion of the discount on the Berkadia Loan discussed above.

The Company accounts for its investment in Berkadia under the equity method of accounting because it does not control Berkadia. Although the Company has no cash investment in Berkadia, since it has guaranteed 10% of the third party financing provided to Berkadia, the Company records its share of any losses recorded by Berkadia, up to the amount of the Company's guarantee. The total amount of the Company's guarantee is $152,500,000 as of March 7, 2003. For the year ended December 31, 2002 and for the period from the effective date of the Plan to December 31, 2001, the Company's equity in the income (loss) of Berkadia consists of the following (in thousands):

	2002	2001
Net interest spread on the Berkadia Loan–10% of total	**$ 6,600**	$ 3,900
Amortization of Berkadia Loan discount related to cash fees–50% of total	**22,900**	7,800
Amortization of Berkadia Loan discount related to FINOVA stock–50% of total	**36,100**	12,300
Share of FINOVA loss under equity method–50% of total	**–**	(94,400)
Equity in income (loss) of associated companies–Berkadia	**$65,600**	$(70,400)

The loss recorded by the Company related to its share of Berkadia's equity method loss in FINOVA in 2001 is a non-cash loss that is being reversed over the term of the Berkadia Loan as Berkadia accretes the discount on the Berkadia Loan into income. The net carrying amount of the Company's investment in Berkadia was negative $72,100,000 and $129,000,000, as of December 31, 2002 and 2001, respectively, which is included in "Other liabilities" in the consolidated balance sheets. The negative carrying amounts are due to Berkadia's distribution of the commitment and funding fees and its recognition of

3. Investments in Associated Companies, continued:

its share of FINOVA's losses under the equity method of accounting, partially offset by the Company's share of Berkadia's income related to the Berkadia loan. As a result of the application of these accounting rules, the negative carrying amount of the Company's investment in Berkadia effectively represents an unamortized discount on the Berkadia Loan, which is being amortized to income over the term of the loan.

The following table provides certain summarized data with respect to Berkadia at December 31, 2002 and 2001 and for the year ended December 31, 2002 and for the period from the effective date of the Plan through December 31, 2001. (Amounts are in thousands.)

	2002	2001
Assets	**$2,030,700**	$4,646,700
Liabilities	**2,177,700**	4,908,500
Net assets	**$ (147,000)**	$ (261,800)
Total revenues	**$ 245,200**	$ (52,100)
Income (loss) from continuing operations before extraordinary items and cumulative effect of a change in accounting principle	**$ 180,900**	$ (110,100)
Net income (loss)	**$ 180,900**	$ (110,100)

The amortization of the Berkadia loan discount has been accelerated as a result of principal payments on the Berkadia loan that were greater than expected at the time the loan was made. For the year ended December 31, 2002, the effect of this acceleration was to increase the Company's equity in income of Berkadia by approximately $23,300,000. Loan repayments from FINOVA are unlikely to continue at the pace experienced to date.

In December 2002, the Company completed the acquisition of 44% of the outstanding equity of WilTel for an aggregate purchase price of $333,500,000, including expenses. The WilTel stock was acquired by the Company under the chapter 11 restructuring plan of Williams Communications Group, Inc. In October 2002, in a private transaction, the Company purchased 1,700,000 shares of WilTel common stock, on a when issued basis, for $20,400,000. Together, these transactions resulted in the Company acquiring 47.4% of the outstanding common stock of WilTel. For the period from acquisition through December 31, 2002, the Company recorded $13,400,000 of pre-tax losses from this investment under the equity method of accounting. The book value of the Company's investment in WilTel was $340,600,000 at December 31, 2002. The Company has appointed four members (including the Company's Chairman and President) to the newly constituted nine member board of directors of WilTel and has entered into a stockholders agreement with WilTel pursuant to which the Company has agreed to certain restrictions on its ability to acquire or sell WilTel stock. During the two years subsequent to the effective date of the chapter 11 restructuring plan, the Company may not sell an amount of WilTel shares greater than 15% of the total outstanding WilTel common shares.

3. Investments in Associated Companies, continued:

The following table provides certain summarized data with respect to WilTel at December 31, 2002 and for the period from acquisition through December 31, 2002. (Amounts are in thousands.)

Assets	$2,062,300
Liabilities	1,372,600
Net assets	$ 689,700
Total revenues	$ 191,700
Loss from continuing operations before extraordinary items	$ (61,000)
Net loss	$ (61,000)
The Company's equity in net loss	$ (13,400)

4. Discontinued Operations:

In December 2001, upon approval by the Company's Board of Directors to commence an orderly liquidation of the Empire Group, the Company classified as discontinued operations the property and casualty insurance operations of the Empire Group. The Empire Group had historically engaged in commercial and personal lines of property and casualty insurance, principally in the New York metropolitan area. The Empire Group only accepts new business that it is obligated to accept by contract or New York insurance law; it does not engage in any other business activities except for its claims runoff operations. The voluntary liquidation is expected to be substantially complete by 2005. In December 2001, the Company wrote down its investment in the Empire Group to its estimated net realizable value based on expected operating results and cash flows during the liquidation period, which indicated that the Company is unlikely to realize any value once the liquidation is complete. Accordingly, the Company recorded a $31,100,000 after-tax charge (net of taxes of $16,800,000) as a loss on disposal of discontinued operations to fully write-off its investment. While this estimated net realizable value represents management's best estimate, the amount the Company will ultimately realize could be, but is not expected to be, greater. The Company has no obligation to contribute additional capital to the Empire Group.

During the second quarter of 2002, the Company sold its interest in Fidei, its foreign real estate subsidiary, to an unrelated third party for total proceeds of 70,400,000 Euros ($66,200,000), which resulted in an after tax gain on the sale reflected in results of operations of $4,500,000 (net of income tax expense of $2,400,000) for the year ended December 31, 2002, and an increase to shareholders' equity of $12,100,000 as of December 31, 2002. The Euro denominated sale proceeds were not converted into U.S. dollars immediately upon receipt. The Company entered into a participating currency derivative, which expired in September 2002. Upon expiration, net of the premium paid to purchase the contract, the Company received $67,900,000 in exchange for 70,000,000 Euros and recognized a foreign exchange gain of $2,000,000, which is included in investment and other income for the year ended December 31, 2002.

4. Discontinued Operations, continued:

At December 31, 2001, the components of net assets of discontinued operations are as follows (in thousands):

Investments	$296,215
Cash and cash equivalents	129,163
Reinsurance and other receivables, net	106,573
Prepaids and other assets	43,831
Property, equipment and leasehold improvements, net	15,472
Total assets	591,254
Trade payables and expense accruals	20,044
Other liabilities	24,474
Policy reserves	345,989
Unearned premiums	16,124
Debt, including current maturities	90,997
Total liabilities	497,628
Minority interest	1,813
	91,813
Reserve for anticipated loss on liquidation	(47,854)
Net assets of discontinued operations	$ 43,959

A summary of the results of discontinued operations is as follows for the three year period ended December 31, 2002 (in thousands):

	2002	2001	2000
Revenues:			
Insurance revenues and commissions	**$ –**	$ 64,078	$108,494
Investment and other income	**12,904**	46,921	87,566
Net securities gains (losses)	**(364)**	12,419	(1,739)
	12,540	123,418	194,321
Expenses:			
Provision for insurance losses and policy benefits	**–**	125,984	150,066
Amortization of deferred policy acquisition costs	**–**	16,965	26,289
Interest	**2,163**	7,437	9,604
Salaries	**505**	6,744	10,167
Selling, general and other expenses	**2,721**	24,743	33,954
	5,389	181,873	230,080
Income (loss) before income taxes	**7,151**	(58,455)	(35,759)
Income tax provision (benefit)	**2,571**	(18,713)	(5,161)
Income (loss) from discontinued operations, net of taxes	**$ 4,580**	$(39,742)	$(30,598)

5. Investments:

The amortized cost, gross unrealized gains and losses and estimated fair value of investments classified as held to maturity and as available for sale at December 31, 2002 and 2001 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:				
2002				
Bonds and notes:				
United States Government agencies and authorities	**$ 66**	**$ –**	**$ 2**	**$ 64**
States, municipalities and political subdivisions	**7**	**–**	**–**	**7**
Other fixed maturities	**695**	**–**	**–**	**695**
	$ 768	**$ –**	**$ 2**	**$ 766**
2001				
Bonds and notes—States, municipalities and political subdivisions	$ 501	$ –	$ 1	$ 500
Other fixed maturities	1,165	–	–	1,165
	$ 1,666	$ –	$ 1	$ 1,665
Available for sale:				
2002				
Bonds and notes:				
United States Government agencies and authorities	**$195,285**	**$ 837**	**$ 206**	**$195,916**
States, municipalities and political subdivisions	**8,530**	**21**	**388**	**8,163**
Foreign governments	**4,492**	**248**	**–**	**4,740**
All other corporates	**146,175**	**23,618**	**7,336**	**162,457**
Other fixed maturities	**14,129**	**–**	**–**	**14,129**
Total fixed maturities	**368,611**	**24,724**	**7,930**	**385,405**
Equity securities:				
Preferred stocks	**4,103**	**304**	**–**	**4,407**
Common stocks:				
Banks, trusts and insurance companies	**93,373**	**60,745**	**10,192**	**143,926**
Industrial, miscellaneous and all other	**18,484**	**18,878**	**1,239**	**36,123**
Total equity securities	**115,960**	**79,927**	**11,431**	**184,456**
	$484,571	**$104,651**	**$19,361**	**$569,861**

(continued)

5. Investments, continued:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2001				
Bonds and notes:				
United States Government agencies and authorities	$285,272	$ 1,210	$ 24	$286,458
States, municipalities and political subdivisions	11,862	13	48	11,827
Foreign governments	4,475	238	–	4,713
Public utilities	660	2	–	662
All other corporates	118,281	13,073	21,266	110,088
Other fixed maturities	25,171	–	–	25,171
Total fixed maturities	445,721	14,536	21,338	438,919
Equity securities:				
Preferred stocks	4,632	–	–	4,632
Common stocks:				
Banks, trusts and insurance companies	102,468	55,500	7,570	150,398
Industrial, miscellaneous and all other	26,521	11,249	5,135	32,635
Total equity securities	133,621	66,749	12,705	187,665
	$579,342	$ 81,285	$34,043	$626,584

In May 2001, the Company invested $75,000,000 in a new issue of restricted convertible preference shares of White Mountains Insurance Group, Ltd. ("WMIG"). In August 2001, upon approval by WMIG's shareholders, these securities were converted into 375,000 common shares which represent approximately 4.5% of WMIG. WMIG is a publicly traded, Bermuda domiciled financial services holding company, principally engaged through its subsidiaries and affiliates in property and casualty insurance and reinsurance. At December 31, 2002 and 2001, the Company's investment in WMIG, which is reflected in investments available for sale, had a market value of $121,100,000 and $130,500,000, respectively.

At December 31, 2002, investments also included a publicly traded common stock equity interest of 11.1% in Carmike Cinemas, Inc.

Net unrealized gains on investments were $58,000,000, $31,700,000 and $13,800,000 at December 31, 2002, 2001 and 2000, respectively. Reclassification adjustments included in comprehensive income for the three year period ended December 31, 2002 are as follows (in thousands):

	2002	2001	2000
Unrealized holding gains arising during the period, net of tax provision of $12,558, $12,665 and $8,735	**$23,253**	$23,653	$15,748
Less: reclassification adjustment for (gains) losses included in net income, net of tax provision (benefit) of $(1,657), $3,128 and $(343)	**3,078**	(5,803)	638
Net change in unrealized gain on investments, net of tax provision of $14,215, $9,537 and $9,078	**$26,331**	$17,850	$16,386

The amortized cost and estimated fair value of investments classified as held to maturity and as available for sale at December 31, 2002, by contractual maturity are shown below. Expected maturities

5. Investments, continued:

are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)			
Due in one year or less	$695	$695	$134,728	$134,246
Due after one year through five years	66	64	91,349	101,537
Due after five years through ten years	7	7	42,876	47,272
Due after ten years	–	–	21,915	24,670
	768	766	290,868	307,725
Mortgage-backed securities	–	–	77,743	77,680
	$768	$766	$368,611	$385,405

At December 31, 2002 and 2001, securities with book values aggregating $1,400,000 and $1,500,000, respectively, were on deposit with various regulatory authorities. Additionally, at December 31, 2002 and 2001, securities with book values of $165,300,000 and $163,500,000, respectively, collateralized a letter of credit issued in connection with the sale of the Colonial Penn Insurance Company and securities with a book value of $4,800,000 at December 31, 2002 collateralized certain swap agreements.

Certain information with respect to trading securities at December 31, 2002 and 2001 is as follows (in thousands):

	Amortized Cost	Estimated Fair Value	Carrying Value
2002			
Fixed maturities–corporate bonds and notes	**$45,225**	**$44,204**	**$44,204**
Equity securities:			
Preferred stocks	**2,382**	**2,076**	**2,076**
Common stocks–industrial, miscellaneous and all other	**259**	**344**	**344**
Other investments	**2,022**	**1,412**	**1,412**
Total trading securities	**$49,888**	**$48,036**	**$48,036**
2001			
Fixed maturities–corporate bonds and notes	$10,781	$ 9,298	$ 9,298
Equity securities:			
Preferred stocks	17,043	14,986	14,986
Common stocks–industrial, miscellaneous and all other	832	359	359
Other investments	39,891	39,207	39,207
Total trading securities	$68,547	$63,850	$63,850

Notes to Consolidated Financial Statements, continued

6. Trade, Notes and Other Receivables, Net:

A summary of trade, notes and other receivables, net at December 31, 2002 and 2001 is as follows (in thousands):

	2002	2001
Instalment loan receivables, net of unearned finance charges of $1,614 and $3,748(a)	**$373,604**	$521,242
Receivables related to securities	**4,430**	30,835
Receivables relating to real estate activities	**32,720**	35,431
Other	**29,399**	45,039
	440,153	632,547
Allowance for doubtful accounts	**(32,731)**	(36,318)
	$407,422	$596,229

(a) Contractual maturities of instalment loan receivables at December 31, 2002 were as follows (in thousands): 2003–$80,200; 2004–$75,900; 2005–$55,800; 2006–$25,400; and 2007 and thereafter–$136,300. Experience shows that a substantial portion of such notes will be repaid or renewed prior to contractual maturity. Accordingly, the foregoing is not to be regarded as a forecast of future cash collections.

7. Prepaids and Other Assets:

At December 31, 2002 and 2001, prepaids and other assets included real estate assets, net, of $85,200,000 and $145,800,000, respectively. Prepaids and other assets at December 31, 2002 and 2001 also included $59,300,000 and $51,100,000, respectively, of mining properties, net, related to MK Gold.

8. Trade Payables, Expense Accruals and Other Liabilities:

A summary of trade payables and expense accruals and other liabilities at December 31, 2002 and 2001 is as follows (in thousands):

	2002	2001
Trade Payables and Expense Accruals:		
Payables related to securities	**$ 26,379**	$ 20,548
Trade payables	**9,043**	14,697
Accrued compensation, severance and other employee benefits	**21,684**	16,621
Accrued interest payable	**3,652**	3,620
Other	**16,636**	19,502
	$ 77,394	$ 74,988
Other Liabilities:		
Investment in Berkadia	**$ 72,106**	129,043
Postretirement and postemployment benefits	**9,228**	9,857
Liabilities related to real estate activities	**18,948**	36,441
Other	**40,304**	40,348
	$140,586	$215,689

9. Indebtedness:

The principal amount, stated interest rate and maturity of debt outstanding at December 31, 2002 and 2001 are as follows (dollars in thousands):

	2002	2001
Senior Notes:		
Bank credit facility	$ –	$ –
7¾% Senior Notes due 2013, less debt discount of $531 and $581	**99,469**	99,419
Industrial Revenue Bonds (with variable interest)	**9,815**	9,815
Aircraft financing	**49,789**	51,902
Other due 2003 through 2016 with a weighted average interest rate of 7.97%	**33,265**	50,419
	192,338	211,555
Subordinated Notes:		
8¼% Senior Subordinated Notes due 2005	**19,101**	19,101
7⅞% Senior Subordinated Notes due 2006, less debt discount of $42 and $53	**21,634**	21,623
	40,735	40,724
	$233,073	$252,279

At December 31, 2002, the Company had an unsecured bank credit facility of $152,500,000. In March 2003, the Company entered into a new $110,000,000 unsecured bank credit facility which bears interest based on the Eurocurrency Rate or the prime rate and matures in 2006. At December 31, 2002, no amounts were outstanding under this bank credit facility.

During 2001, the Company borrowed $53,100,000 secured by its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in ten years. The interest rate at December 31, 2002 was 2.6%. The Company has entered into an interest rate swap agreement on this financing, which fixed the interest rate at approximately 5.7%. The Company would have (paid) received $(4,300,000) and $1,100,000 at December 31, 2002 and 2001, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation.

The Company has financed the renovation of its Hawaiian hotel and has obtained loan commitments totaling $25,000,000. At December 31, 2002 and 2001, $24,900,000 and $18,900,000, respectively, was outstanding under this non-recourse borrowing. This borrowing bears interest at a rate of 8.05% through September 1, 2005, at which time the rate is adjusted based on the three year treasury index to a new fixed rate through maturity. The borrowing matures in six years and is collateralized by the hotel.

The Company's debt instruments require maintenance of minimum Tangible Net Worth, limit distributions to shareholders and limit Indebtedness, as defined in the agreements. In addition, the debt instruments contain limitations on investments, liens, contingent obligations and certain other matters. As of December 31, 2002, cash dividends of approximately $534,500,000 would be eligible to be paid under the most restrictive covenants.

Property, equipment and leasehold improvements of the manufacturing division with a net book value of $7,100,000 are pledged as collateral for the Industrial Revenue Bonds; and $99,100,000 of other assets (primarily property) are pledged for other indebtedness aggregating $83,100,000.

Interest rate agreements are used to manage the potential impact of changes in interest rates on customer banking deposits. Under interest rate swap agreements, the Company has agreed with other

9. Indebtedness, continued:

parties to pay fixed rate interest amounts and receive variable rate interest amounts calculated by reference to an agreed notional amount. The variable interest rate portion of the swaps is a specified LIBOR interest rate. These interest rate swaps expire in 2003 and require fixed rate payments of 6.2%. The Company would have paid $3,100,000 and $7,300,000 at December 31, 2002 and 2001, respectively, on retirement of these agreements. The LIBOR rate at December 31, 2002 was 1.4%. Changes in LIBOR interest rates in the future will change the amounts to be received under the agreements, as well as interest to be paid under the related variable debt obligations.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2007 are as follows (in thousands): 2003–$3,600; 2004–$3,700; 2005–$23,400; 2006–$25,700; and 2007–$14,200.

At December 31, 2002, customer banking deposits include $138,200,000 aggregate amount of time deposits in denominations of $100,000 or more.

The weighted average interest rate on short-term borrowings (primarily customer banking deposits) was 3.5% and 4.8% at December 31, 2002 and 2001, respectively.

10. Preferred Securities of Subsidiary Trust:

In January 1997, the Company sold $150,000,000 aggregate liquidation amount of 8.65% trust issued preferred securities of its wholly-owned subsidiary, Leucadia Capital Trust I (the "Trust"). These Company-obligated mandatorily redeemable preferred securities have an effective maturity date of January 15, 2027 and represent undivided beneficial interests in the Trust's assets, which consist solely of $154,600,000 principal amount of 8.65% Junior Subordinated Deferrable Interest Debentures due 2027 of the Company. Considered together, the "back-up undertakings" of the Company related to the Trust's preferred securities constitute a full and unconditional guarantee by the Company of the Trust's obligations under the preferred securities. During 1998, a subsidiary of the Company repurchased $51,800,000 aggregate liquidation amount of the 8.65% trust issued preferred securities for $42,200,000, plus accrued interest. The difference between the purchase price and the book value was credited directly to shareholders' equity, net of taxes.

11. Common Shares, Stock Options and Preferred Shares:

The Board of Directors from time to time has authorized acquisitions of the Company's Common Shares. In December 1999, the Company's Board of Directors increased to 6,000,000 the maximum number of shares that the Company is authorized to purchase. During the three year period ended December 31, 2002, the Company acquired 1,509,635 Common Shares at an average price of $21.37 per Common Share. As a result, as of December 31, 2002, the Company is authorized to repurchase 4,490,365 Common Shares.

In December 2002, the Company completed a private placement of approximately $150,000,000 of equity securities, based on a common share price of $35.25, to mutual fund clients of Franklin Mutual Advisers, LLC, including the funds comprising the Franklin Mutual Series Funds. The Company issued

11. Common Shares, Stock Options and Preferred Shares, continued:

2,907,599 of the Company's Common Shares and newly authorized Series A Non-Voting Convertible Preferred Stock, that were converted into 1,347,720 Common Shares in March 2003. The securities sold in the private placement represent 7.1% of the Company's outstanding Common Shares at March 25, 2003.

The Company has a fixed stock option plan which provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 300,000 shares to any individual in a given taxable year. The maximum number of Common Shares which may be acquired through the exercise of options or rights under this plan cannot exceed, in the aggregate, 1,200,000. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the underlying stock at the date of grant. Options generally become exercisable in five equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted.

During the second quarter of 2000, pursuant to shareholder approval, warrants to purchase 400,000 Common Shares were issued to each of the Company's Chairman and President. The warrants are exercisable through May 15, 2005 at an exercise price of $23.95 per Common Share (105% of the closing price of a Common Share on the date of grant).

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2002 is as follows:

	Common Shares Subject to Option	Weighted Average Exercise Prices	Options Exercisable at Year-End	Available For Future Option Grants
Balance at January 1, 2000	–	$ –	–	1,200,000
Granted	409,250	$22.64		
Cancelled	(17,500)	$22.63		
Balance at December 31, 2000	391,750	$22.64	10,000	808,250
Granted	4,000	$33.14		
Exercised	(22,850)	$22.63		
Cancelled	(46,500)	$22.63		
Balance at December 31, 2001	326,400	$22.77	58,663	850,750
Granted	312,500	$30.80		
Exercised	(46,030)	$22.63		
Cancelled	(39,800)	$24.15		
Balance at December 31, 2002	553,070	$27.22	81,545	578,050

The weighted-average fair value of the options granted was $7.91 per share for 2002, $9.46 per share for 2001 and $6.25 per share for 2000 as estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 30.3% for 2002, 29.7% for 2001 and 25.4% for 2000; (2) risk-free interest rates of 3.5% for 2002, 4.9% for 2001 and 6.8% for 2000; (3) expected lives of 3.7 years for 2002, 4.0 years for 2001 and 3.7 years for 2000; and (4) dividend yields of .8% for 2002 and 2001, and 1.1% for 2000.

11. Common Shares, Stock Options and Preferred Shares, continued:

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Common Shares Subject to Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Common Shares Subject to Option	Weighted Average Exercise Price
\$22.63–\$22.81	244,070	3.3 years	\$22.64	77,545	\$22.66
\$30.74	301,000	5.5 years	\$30.74	3,000	\$30.74
\$33.14	4,000	3.4 years	\$33.14	1,000	\$33.14
\$35.23	4,000	4.4 years	\$35.23	–	\$ –

At December 31, 2002 and 2001, 578,050 and 850,750, respectively, of the Company's Common Shares were reserved for stock options and 800,000 of the Company's Common Shares were reserved for warrants.

At December 31, 2002 and 2001, 5,999,990 and 6,000,000, respectively, of preferred shares (redeemable and non-redeemable), par value \$1 per share, were authorized and not issued.

12. Net Securities Gains (Losses):

The following summarizes net securities gains (losses) for each of the three years in the period ended December 31, 2002 (in thousands):

	2002	2001	2000
Net realized gains (losses) on securities	**\$ (1,126)**	\$ 28,138	\$134,552
Writedown of investments	**(37,053)(a)**	(1,907)	–
Net unrealized gains (losses) on trading securities	**1,113**	2,219	(9,588)
	\$(37,066)	\$ 28,450	\$124,964

(a) Consists of a provision to write down investments in certain available for sale securities and an equity investment in a non-public fund.

During 2000, the Company sold its entire equity interest in Fidelity National Financial, Inc. ("FNF") for proceeds of \$179,900,000 and recognized a pre-tax gain of \$90,900,000. Additionally, during 2000, the Company sold its 10% equity interest in Jordan Telecommunication Products, Inc. ("JTP") for \$27,300,000 and recorded a pre-tax gain of \$24,800,000.

Proceeds from sales of investments classified as available for sale were \$649,000,000, \$186,000,000 and \$883,000,000 during 2002, 2001 and 2000, respectively. Gross gains of \$20,500,000, \$15,100,000 and \$123,700,000 and gross losses of \$52,600,000, \$4,800,000 and \$11,300,000 were realized on these sales during 2002, 2001 and 2000, respectively.

13. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2002 consists of the following (in thousands):

	2002	2001	2000
Interest on short-term investments	**$ 7,647**	$ 14,187	$ 13,201
Interest on fixed maturities	**17,604**	28,075	19,184
Interest on notes receivable	**5,903**	3,005	16,462
Other investment income	**8,300**	14,817	19,481
Gains on sale and foreclosure of real estate and other assets, net of costs	**39,320**	48,559	68,401
Rental income	**7,635**	14,891	12,685
MK Gold product and service income	**4,841**	7,299	17,402
Winery revenues	**16,433**	13,736	15,337
Prepayment penalty on promissory notes	**–**	–	7,500
Other	**32,632**	34,053	24,765
	$140,315	$178,622	$214,418

Taxes, other than income or payroll, amounted to $3,900,000 for the year ended December 31, 2002, $5,800,000 for the year ended December 31, 2001 and $2,600,000 for the year ended December 31, 2000.

Advertising costs amounted to $1,400,000, $2,500,000 and $3,000,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

14. Income Taxes:

The principal components of the deferred tax liability at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Deferred Tax Asset:		
Insurance reserves and unearned premiums	**$ 10,839**	$ 16,731
Securities valuation reserves	**45,714**	48,490
Investment in WilTel	**4,681**	–
Other accrued liabilities	**38,962**	45,801
	100,196	111,022
Valuation allowance	**(54,232)**	(49,103)
	45,964	61,919
Deferred Tax Liability:		
Unrealized gains on investments	**(29,701)**	(17,585)
Depreciation	**(15,864)**	(7,209)
Intangible drilling costs	**(5,627)**	(5,615)
Other, net	**(11,328)**	(48,561)
	(62,520)	(78,970)
Net deferred tax liability	**$ (16,556)**	$(17,051)

The valuation allowance principally relates to uncertainty as to the realization of unrealized capital losses.

Notes to Consolidated Financial Statements, continued

14. Income Taxes, continued:

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2002 was as follows (in thousands):

	2002	2001	2000
State income taxes (currently payable)	**$ 750**	$ 500	$ 1,113
Federal income taxes:			
Current	**(117,617)**	29,812	38,747
Deferred	**(28,048)**	(41,703)	28,318
Foreign income taxes (currently payable)	**50**	50	38
	$(144,865)	$(11,341)	$68,216

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2002	2001	2000
Expected federal income tax	**$ (14,534)**	$ 25,579	$70,456
State income taxes, net of federal income tax benefit	**488**	325	723
Resolution of tax contingency	**(119,778)**	–	–
Recognition of additional tax benefits	**(9,360)**	(36,234)	(1,597)
Other	**(1,681)**	(1,011)	(1,366)
Actual income tax provision (benefit)	**$(144,865)**	$(11,341)	$68,216

Reflected above as recognition of additional tax benefits and resolution of tax contingency are reductions to the Company's income tax provision for the favorable resolution of certain federal income tax contingencies. The Internal Revenue Service has completed its audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material payment required from the Company. The statue of limitations with respect to the years 1996, 1997 and 1998 expired on December 31, 2002, and the Company made the adjustments reflected above.

Under certain circumstances, the value of U.S. tax loss carryforwards and other tax benefits could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes restrictions which prohibit transfers of the Company's Common Stock under certain circumstances.

In connection with the sale of certain of the Company's operations in recent years, the Company has agreed to indemnify the purchasers for certain tax matters. The Company does not believe that such indemnification obligations will result in any additional material liability to the Company.

15. Pension Plan and Postretirement Benefits:

The Company has defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $1,600,000, $1,800,000 and $1,600,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Prior to 1999, the Company also maintained defined benefit pension plans covering employees of certain units who also met age and service requirements. Effective December 31, 1998, the Company

15. Pension Plan and Postretirement Benefits, continued:

froze its defined benefit pension plans. A summary of activity with respect to the Company's defined benefit pension plans for 2002 and 2001 is as follows (in thousands):

	2002	2001
Projected Benefit Obligation:		
Projected benefit obligation at January 1,	**$52,705**	$52,815
Interest cost(a)	**3,548**	3,726
Actuarial (gain) loss	**2,672**	1,895
Benefits paid	**(6,443)**	(5,731)
Projected benefit obligation at December 31,	**$52,482**	$52,705
Change in Plan Assets:		
Fair value of plan assets at January 1,	**$48,760**	$49,011
Actual return on plan assets	**2,976**	3,614
Employer contributions	**728**	1,987
Benefits paid	**(6,443)**	(5,731)
Administrative expenses	**(116)**	(121)
Fair value of plan assets at December 31,	**$45,905**	$48,760
Funded Status	**$(6,577)**	$(3,945)
Unrecognized prior service cost	**56**	58
Unrecognized net loss from experience differences and assumption changes	**9,813**	6,824
Accrued pension asset	**$ 3,292**	$ 2,937

(a) Includes charges to expense of $1,200,000 and $1,300,000 for 2002 and 2001, respectively, relating to discontinued operations obligations.

Pension expense related to the defined benefit pension plans charged to operations included the following components (in thousands):

	2002	2001	2000
Interest cost	**$ 2,361**	$ 2,459	$ 2,517
Expected return on plan assets	**(1,947)**	(2,153)	(2,218)
Actuarial loss	**76**	–	–
Amortization of prior service cost	**3**	3	3
Net pension expense	**$ 493**	$ 309	$ 302

The projected benefit obligation at December 31, 2002 and 2001 was determined using an assumed discount rate of 6.5% and 7.0%, respectively, and the assumed long-term rate of return on plan assets was 6.5% and 7.5% at December 31, 2002 and 2001, respectively.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Amounts charged to expense were not material in each of the three years ended December 31, 2002.

15. Pension Plan and Postretirement Benefits, continued:

A summary of activity with respect to the Company's postretirement plans for 2002 and 2001 is as follows (in thousands):

	2002	2001
Accumulated postretirement benefit obligation at January 1,	**$5,536**	$5,566
Interest cost	**345**	389
Contributions by plan participants	**180**	175
Actuarial loss	**176**	172
Benefits paid	**(796)**	(766)
Plan amendments	**(191)**	–
Accumulated postretirement benefit obligation at December 31,	**5,250**	5,536
Unrecognized prior service cost	**316**	197
Unrecognized net actuarial gain	**1,923**	2,276
Accrued postretirement benefit obligation	**$7,489**	$8,009

The discount rate used in determining the accumulated postretirement benefit obligation was 6.5% and 7.0% at December 31, 2002 and 2001, respectively. The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation were between 5.0% and 9.0% for 2002 and 5.0% and 9.5% for 2001, declining to an ultimate rate of between 5.0% and 6.0% by 2010.

If the health care cost trend rates were increased or decreased by 1%, the accumulated postretirement obligation as of December 31, 2002 would have increased or decreased by $400,000 and $300,000, respectively. The effect of these changes on the aggregate of service and interest cost for 2002 would be immaterial.

16. Commitments:

The Company and its subsidiaries rent office space and office equipment under non-cancelable operating leases with terms generally varying from one to twenty years. Rental expense (net of sublease rental income) charged to operations was $5,200,000 in 2002, $4,700,000 in 2001 and $6,400,000 in 2000. Aggregate minimum annual rentals (exclusive of real estate taxes, maintenance and certain other charges) relating to facilities under lease in effect at December 31, 2002 are as follows (in thousands): 2003–$6,600; 2004–$6,000; 2005–$5,600; 2006–$5,400; 2007–$5,300; and thereafter–$65,200. Future minimum sublease rental income relating to facilities under lease in effect at December 31, 2002 are as follows (in thousands): 2003–$1,600; 2004–$1,900; 2005–$1,900; 2006–$1,900; 2007–$1,900; and thereafter–$1,400.

In connection with the sale of certain subsidiaries and certain non-recourse financings, the Company has made or guaranteed the accuracy of certain representations. No material loss is expected in connection with such matters.

In connection with the 1997 sale of the property and casualty insurance business of the Colonial Penn Insurance Company, the Company provided the purchaser with a $100,000,000 non-cancelable letter of credit to collateralize certain indemnification obligations. This letter of credit, which expires in 2003, is collateralized by certain deposits of the Company aggregating $165,300,000, consisting of investments of $110,100,000 and cash and cash equivalents of $55,200,000.

16. Commitments, continued:

Prior to the sale of CDS, the Company had agreed to continue to provide project improvement bonds, primarily for the benefit of the City of San Marcos for the San Elijo Hills project, which are required prior to the commencement of any project development. The bonds provide funds in the event CDS is unable or unwilling to complete certain infrastructure improvement in the San Elijo Hills project. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2002, $30,000,000 was outstanding under these bonds, $25,400,000 of which expires in 2003 and the remainder expires in 2004.

At December 31, 2002, the Company also had an $18,000,000 indemnification guarantee in connection with the financing of a real estate property.

See Note 3 for information concerning the Company's guarantee of Berkadia's financing.

The banking and lending subsidiaries are limited by regulatory requirements and agreements in the amount of dividends and other transfers of funds that are available to the Company. Principally as a result of such restrictions, the net assets of subsidiaries which are subject to limitations on transfer of funds to the Company were approximately $77,400,000 at December 31, 2002.

17. Litigation:

The Company is subject to various litigation which arises in the course of its business. Based on discussions with counsel, management is of the opinion that such litigation is not likely to have any material adverse effect on the consolidated financial position of the Company, its consolidated results of operations or liquidity.

18. Earnings (Loss) Per Common Share:

For each of the three years in the period ended December 31, 2002, there were no differences in the numerators for the basic and diluted per share computations for income from continuing operations. These numerators were $152,500,000, $62,900,000 and $146,600,000 for 2002, 2001 and 2000, respectively. The denominators for basic per share computations were 55,667,000, 55,309,000 and 55,529,000 for 2002, 2001 and 2000, respectively. There were no differences for the denominators for diluted per share computations except for the dilutive effect of 349,000, 295,000 and 69,000 options and warrants for 2002, 2001 and 2000, respectively. Due to the nature of their rights and their nominal liquidation value, the Series A Non-Voting Convertible Preferred shares are treated as common shares and are included in the denominator for basic and diluted per share computations for 2002.

19. Fair Value of Financial Instruments:

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) *Investments:* The fair values of marketable equity securities, fixed maturity securities and investments held for trading purposes (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 5.

19. Fair Value of Financial Instruments, continued:

(b) ***Cash and cash equivalents:*** For cash equivalents, the carrying amount approximates fair value.

(c) ***Notes receivables:*** The fair values of variable rate notes receivable are estimated to be the carrying amount.

(d) ***Loan receivables of banking and lending subsidiaries:*** The fair value of loan receivables of the banking and lending subsidiaries is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

(e) ***Investments in associated companies for which a quoted market price is available:*** The fair values are based upon quoted market prices.

(f) ***Customer banking deposits:*** The fair value of customer banking deposits is estimated using rates currently offered for deposits of similar remaining maturities.

(g) ***Long-term and other indebtedness:*** The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates which would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount.

(h) ***Derivative instruments:*** The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments	**$624,871**	**$624,869**	$707,049	$707,048
Cash and cash equivalents	**418,600**	**418,600**	373,222	373,222
Notes receivable	**30,240**	**30,240**	41,659	41,659
Loan receivables of banking and lending subsidiaries, net of allowance	**341,756**	**347,638**	485,547	517,128
Investments in associated companies for which a quoted market price is available:				
WilTel	**340,551**	**374,223**	–	–
Other associated companies	**36,527**	**59,045**	2,033	13,893
Financial Liabilities:				
Customer banking deposits	**392,904**	**399,567**	476,495	486,830
Debt	**233,073**	**238,912**	252,279	258,578
Securities sold not owned	**26,379**	**26,379**	19,344	19,344
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debt securities of the Company	**98,200**	**98,200**	98,200	98,200
Derivative Instruments:				
Interest rate swaps	**(7,386)**	**(7,386)**	(6,292)	(6,292)
Foreign currency swaps	**(1,679)**	**(1,679)**	990	990

20. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. These reportable segments are: banking and lending, manufacturing and domestic real estate. Banking and lending operations historically made collateralized personal automobile instalment loans to individuals who have difficulty obtaining credit, at interest rates above those charged to individuals with good credit histories. Such loans were primarily funded by deposits insured by the FDIC. Manufacturing operations manufacture and market proprietary lightweight plastic netting used for a variety of purposes. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. Other operations primarily consist of winery operations and development of a copper mine.

Associated companies include equity interests in entities that the Company does not control and that are accounted for on the equity method of accounting. WilTel, a public telecommunications company that owns or leases and operates a nationwide fiber optic network over which it provides a variety of telecommunications services is an associated company, as is Olympus, a Bermuda-based reinsurance company.

The information in the following table for Corporate assets primarily consists of investments and cash and cash equivalents. Corporate revenues listed below primarily consist of investment income and securities gains and losses on Corporate assets. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units. The Company has a manufacturing facility located in Belgium and an interest, through MK Gold, in a copper deposit in Spain. The Company does not have any other material foreign operations or investments.

Certain information concerning the Company's segments for 2002, 2001 and 2000 is presented in the following table. Associated Companies are only reflected in the table below under Identifiable assets employed. Prior period amounts have been reclassified to reflect the Company's Foreign Real Estate segment as a discontinued operation.

	2002	2001	2000
		(In millions)	
Revenues:			
Banking and Lending	**$ 95.9**	$ 122.4	$ 108.8
Manufacturing	**51.0**	57.4	65.1
Domestic Real Estate	**51.3**	65.3	83.1
Other Operations	**48.3**	39.3	44.9
Corporate(a)(b)	**(4.7)**	89.8	191.5
Total consolidated revenues(c)	**$ 241.8**	$ 374.2	$ 493.4
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies:			
Banking and Lending	**$ 1.9**	$ (6.1)	$ 11.0
Manufacturing	**3.1**	7.8	11.3
Domestic Real Estate	**16.7**	30.4	58.8
Other Operations	**11.7**	8.2	5.2
Corporate(a)(b)	**(74.9)**	32.8	115.0
Total consolidated income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies(c)	**$ (41.5)**	$ 73.1	$ 201.3

(continued)

20. Segment Information, continued:

	2002	2001	2000
		(In millions)	
Identifiable assets employed:			
Banking and Lending	**$ 481.5**	$ 595.7	$ 664.2
Manufacturing	**51.5**	59.3	63.4
Domestic Real Estate	**106.8**	176.4	218.1
Other Operations	**193.7**	171.2	177.1
Investment in Associated Companies:			
WilTel	**340.6**	–	–
Other Associated Companies	**397.1**	358.8	192.5
Net Assets of Discontinued Operations	**–**	44.0	156.9
Corporate	**970.6**	1,063.7	945.6
Total consolidated assets	**$2,541.8**	$2,469.1	$2,417.8

(a) For 2002, includes a provision of $37,100,000 to write down investments in certain available for sale securities and an equity investment in a non-public fund. The write down of the available for sale securities resulted from a decline in market value determined to be other than temporary.

(b) For 2000, includes, among other items, pre-tax securities gains on sale of FNF ($90,900,000) and JTP ($24,800,000), as described in Note 12.

(c) Prior period amounts have been reclassified to exclude equity in income (losses) of associated companies from these captions.

21. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2002:				
Revenues	**$ 57,567**	**$70,317**	**$ 52,373**	**$ 61,548**
Income (loss) from continuing operations	**$ 11,303**	**$19,429**	**$ (2,484)**	**$124,283**
Income from discontinued operations, net of taxes	**$ 1,440**	**$ 3,140**	**$ –**	**$ –**
Gain on disposal of discontinued operations, net of taxes	**$ –**	**$ 4,512**	**$ –**	**$ –**
Net income (loss)	**$ 12,743**	**$27,081**	**$ (2,484)**	**$124,283**
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	**$ .20**	**$ .35**	**$(.04)**	**$2.20**
Income from discontinued operations	**.03**	**.06**	**–**	**–**
Gain on disposal of discontinued operations	**–**	**.08**	**–**	**–**
Net income (loss)	**$ .23**	**$ .49**	**$(.04)**	**$2.20**
Number of shares used in calculation	**55,320**	**55,336**	**55,346**	**56,420**
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	**$ .20**	**$ .35**	**$(.04)**	**$2.19**
Income from discontinued operations	**.03**	**.06**	**–**	**–**
Gain on disposal of discontinued operations	**–**	**.08**	**–**	**–**
Net income (loss)	**$ .23**	**$ .49**	**$(.04)**	**$2.19**
Number of shares used in calculation	**55,588**	**55,694**	**55,346**	**56,871**

(continued)

21. Selected Quarterly Financial Data (Unaudited), continued:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2001:				
Revenues	$ 84,178	$99,313	$113,743	$ 76,927
Income (loss) from continuing operations	$ 11,787	$30,478	$(24,987)	$ 45,650
Income (loss) from discontinued operations, net of taxes	$(31,685)	$(4,604)	$ (6,973)	$ 3,520
Loss on disposal of discontinued operations, net of taxes	$ –	$ –	$ –	$(31,105)
Cumulative effect of a change in accounting principle	$ 411	$ –	$ –	$ –
Net income (loss)	$(19,487)	$25,874	$(31,960)	$ 18,065
Basic earnings (loss) per common share:				
Income (loss) from continuing operations	$ .21	$ .55	$(.45)	$ .83
Income (loss) from discontinued operations	(.57)	(.08)	(.13)	.06
Loss on disposal of discontinued operations	–	–	–	(.56)
Cumulative effect of a change in accounting principle	.01	–	–	–
Net income (loss)	$(.35)	$ .47	$(.58)	$ .33
Number of shares used in calculation	55,299	55,309	55,314	55,316
Diluted earnings (loss) per common share:				
Income (loss) from continuing operations	$ .21	$ .55	$(.45)	$ .83
Income (loss) from discontinued operations	(.57)	(.08)	(.13)	.06
Loss on disposal of discontinued operations	–	–	–	(.56)
Cumulative effect of a change in accounting principle	.01	–	–	–
Net income (loss)	$(.35)	$ .47	$(.58)	$ .33
Number of shares used in calculation	55,299	55,635	55,314	55,521

During 2002, the Internal Revenue Service completed the audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material tax payment required from the Company. As a result of this favorable resolution of various federal income tax contingencies, the income tax provision for the fourth quarter of 2002 reflects a benefit of approximately $120,000,000.

Quarterly data for 2001 includes equity losses of $70,400,000 representing the Company's share of the loss recorded by Berkadia primarily in the third quarter.

In 2002 and 2001, the totals of quarterly per share amounts do not necessarily equal annual per share amounts.

Schedule II—Valuation and Qualifying Accounts
LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES
For the years ended December 31, 2002, 2001 and 2000

		Additions		Deductions	
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Write-Offs	Balance at End of Period
	(In thousands)				
2002					
Loan receivables of banking and lending subsidiaries	**$35,695**	**$36,027**	**$9,646**	**$49,520**	**$31,848**
Trade, notes and other receivables	**623**	**221**	**179**	**140**	**883**
Total allowance for doubtful accounts	**$36,318**	**$36,248**	**$9,825**	**$49,660**	**$32,731**
2001					
Loan receivables of banking and lending subsidiaries	$27,364	$43,125	$8,519	$43,313	$35,695
Trade, notes and other receivables	663	138	16	194	623
Total allowance for doubtful accounts	$28,027	$43,263	$8,535	$43,507	$36,318
2000					
Loan receivables of banking and lending subsidiaries	$16,975	$30,169	$5,681	$25,461	$27,364
Trade, notes and other receivables	565	151	14	67	663
Total allowance for doubtful accounts	$17,540	$30,320	$5,695	$25,528	$28,027

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1089
(801) 521-1000

Operating Companies

Manufacturing

Conwed Plastics
2810 Weeks Avenue, SE
Minneapolis, Minnesota 55414-2898
H.E. Scruggs, Chairman
Mark E. Lewry, President
(612) 623-1700

Banking

American Investment Bank, N.A.
200 East South Temple
Salt Lake City, Utah 84111-1241
H.E. Scruggs, Chairman
Justin R. Wheeler, President
(801) 297-1000

Real Estate

Leucadia Financial Corporation
529 East South Temple
Salt Lake City, Utah 84102-1089
Patrick D. Bienvenue, President
(801) 521-5400

Winery

Pine Ridge Winery
5901 Silverado Trail
Napa, California 94558-9749
George J. Schеppler, President
(707) 253-7500

Mining

MK Gold Company
Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111-1033
G. Frank Joklik, Chairman
Donald L. Babinchak, President
(801) 297-6900

Counsel

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
(800) 937-5449

Auditors

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036-2798

The Common Stock is listed for trading on the New York and Pacific Stock Exchanges under the symbol 'LUK.'

The 7¾% Senior Notes due 2013, the 7⅞% Senior Subordinated Notes due 2006 and the 8¼% Senior Subordinated Notes due 2005 are listed for trading on the New York Stock Exchange under the symbol 'LUK.'

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[4]
President and CEO
Equity Oil Company

Lawrence D. Glaubinger[1,2,5]
President
Lawrence Economic Consulting Inc.

James E. Jordan[1,2,3,4,5]
Managing Director
Arnhold and S. Bleichroeder Advisers, LLC

Jesse Clyde Nichols, III[2,3,4,5]
Former President
Crimsco, Inc.

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President and Treasurer

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

Mark Hornstein
Vice President

H.E. Scruggs
Vice President

[1]Executive Committee
[2]Audit Committee
[3]Employee Benefits Committee
[4]Nominating Committee
[5]Options Committee